Table of Contents

As confidentially filed with the United States Securities and Exchange Commission on September 27, 2021

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Epsium Enterprise Limited

(Exact Name of Registrant as Specified in Its Charter)

N/A	5810	British Virgin Islands
(I.R.S. Employer Identification Number)	(Primary Standard Industrial Classification Code Number)	(State or Other Jurisdiction of Incorporation or Organization)

c/o Companhia de Comércio Luz Limitada

Alameda Dr. Carlos D’assumpcao

Edf China Civil Plaza 235-243, 14 Andar P

Macau, SAR China

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Office)

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With a copy to:

William S. Rosenstadt, Esq.

Mengyi “Jason” Ye, Esq.

Ortoli Rosenstadt LLP

366 Madison Avenue, 3rd Floor

New York, NY 10017

(212) 588 0022

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Aggregate Offering Price (2)	Amount of Registration Fee
Ordinary shares, par value $0.00002 per share (1)	6,002,670	$0.02	$120,053.40	$13.10

(1)	Pursuant to Rule 416 under the Securities Act, there are also being registered such indeterminate number of additional securities as may be issued to prevent dilution resulting from share splits, share dividends or similar transactions.

(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act. Our ordinary shares are not traded on any national exchange and in accordance with Rule 457, the offering price was determined by the average selling price of our ordinary shares that were sold to our shareholders in a private placement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION ON SEPTEMBER 27, 2021

Epsium Enterprise Ltd.

6,002,670 ordinary shares

This prospectus relates to the resale of 6,002,670 ordinary shares, par value $0.00002 per share, of Epsium Enterprise Ltd., a British Virgin Islands company (the “Company”), by those shareholders named in the section of this prospectus entitled “Selling Shareholders” (each, a “Selling Shareholder” and collectively, the “Selling Shareholders”). The 6,002,670 ordinary shares registered herein were issued in connection with a Regulation S private placement conducted from September 7, 2021 to September 15, 2021.

We are not selling any ordinary shares in this offering, and we will not receive any proceeds from the sale of shares by the Selling Shareholders.

The Selling Shareholders may offer all or part of the shares for resale from time to time through public or private transactions, at a price of $0.02 per share until the shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. See “Plan of Distribution” beginning on page 16 for more information.

No underwriter or other person has been engaged to facilitate the sale of ordinary shares in this offering. The Selling Shareholders may be deemed underwriters of the ordinary shares that they are offering. We have agreed to pay certain expenses in connection with this registration statement. The Selling Shareholders will pay all underwriting discounts and selling commissions, if any, in connection with the sale of the ordinary shares.

No public market currently exists for our ordinary shares, and a public market may never develop, or, if any market does develop, it may not be sustained. Our ordinary shares are not traded on any exchange or on the over-the-counter market. After the effective date of the registration statement relating to this prospectus, we hope to have a market-maker file an application with the Financial Industry Regulatory Authority (“FINRA”) for our ordinary shares to be eligible for quotation on the over-the-counter markets administered by the OTC Markets Group, Inc. (“OTC”).  To be eligible for quotation on OTC’s Venture Market (the “OTCQB”), we must remain current in their periodic filings with the SEC. If we are not able to pay the expenses associated with our reporting obligations, we will not be able to apply for quotation on the OTCQB. We currently do not have a market-maker who has agreed to file such application for quotation on the OTC. There can be no assurance that our ordinary shares will ever be quoted on a quotation service or listed on a stock exchange, or that any public market for our stock will develop.

This prospectus provides a general description of the securities being offered. You should read this prospectus and the registration statement of which it forms a part before you invest in any securities.

Investing in our ordinary shares involves risks. You should review carefully the risks and uncertainties described under the heading “Risk Factors”.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (the “SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE ORDINARY SHARES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                  , 2021.

You should not assume that the information contained in the registration statement to which this prospectus is a part is accurate as of any date other than the date hereof, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares being registered in that registration statement of which this prospectus forms a part.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. The Selling Shareholders are offering to sell, and seeking offers to buy, ordinary shares only in jurisdictions where offers and sales are permitted. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

Until            , 2021 (the 90th day after the date of this prospectus), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in the ordinary shares. Before making an investment decision, you should carefully read the entire prospectus. In particular, attention should be directed to the sections entitled “Risk Factors”, “Business”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes thereto contained herein.

Prospectus Conventions

Except where the context otherwise requires and for purposes of this prospectus only, “we”, “us”, “our company”, “Company”, “our” and “Epsium” refer to

•	Companhia de Comércio Luz Limitada (“Luz”) (also referred to as 光貿易有限公司 in Macau), a company formed under the laws of Macau, SAR China, and an 80% owned subsidiary of Epsium HK;

•	Epsium Enterprise Limited (“Epsium BVI” when individually referenced), a British Virgin Islands company;

•	Epsium Enterprise Limited (“Epsium HK”), a limited liability company incorporated in Hong Kong and an 80% owned subsidiary of Epsium BVI;

This prospectus contains translations of certain MOP amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. All reference to “U.S. dollars”, “USD”, “US$” or “$” are United States dollars. The exchange rates in effect as of December 31, 2020 and 2019 were US $1.00 for MOP 7.98 and MOP 8.02 respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

We obtained the industry and market data used in this prospectus or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials. We have sought to provide current information in this prospectus and believe that the statistics provided in this prospectus are reliable at the time of this prospectus.

Business Overview

Epsium Enterprise Ltd. (“Epsium BVI”) was incorporated in the British Virgin Island in March 2020, and primarily conducts business through its 80% owned subsidiary, Companhia de Comércio Luz Limitada (“Luz”). Luz was incorporated under the laws of Macau in February 2010, with a registered capital of MOP $25,000. Our aim was to provide beverage products to customers. We are domestically oriented and have a global ambition.

In 2010, Luz was formally registered and established in Macau. Luz is an import trading and distributor of wines & spirits in Macau. The company provides imported wines & spirits of world-class quality and excellent services to its clients. Luz is committed to meeting customer needs and putting customer care as its first priority. It has successively introduced world-renowned brands of wine, Scotch whisky, French cognac, and Chinese liquor. In 2020, it officially became the agent of the Chinese liquor “Xijiu” series products in Macau, and achieved the goal of increasing brand sales in 2020 for Xijiu.

Taking advantage of the fact that Macau’s economy and tax income mainly come from the gaming industry, most revenue of the gaming industry comes from the VIP room, and gamblers who visit the VIP room are consumers of luxury goods, such as alcohol, cigarettes, the Company provided products (e.g. Remy Martin and Macallan, etc.) that gaming companies and hotels need to enhance their image, and are the must-haves in VIP rooms.

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Regarding the Macau alcoholic beverage market where Luz is located, the consumption is concentrated on mainland Chinese tourists; according to the statistics released by the DSEC (Macau SAR Statistics and Census Service), in 2020, the total number of tourists coming from the mainland to Macau is 4,754,239, accounting for 80% of the total annual number of tourists coming to Macau. Due to the convenient geographical location of Macau (close to the coast of Guangdong), Chinese tourists traveling to and from Macau have become the natural customers and strong consumers for our products.

The Company firmly believes in putting customer care as its first priority, providing its customer quality products, and continuously meeting the market needs with new products and service. With a management team that has more than 15 years of wines & spirits distribution and marketing experience, a keen market sense, timely marketing strategy, Luz opened the Macau sales market for Rémy Martin, MACALLAN and a variety of wines. In the past 3 years, the company has held an important leadership position in local industry with its product offering, customer service and innovative thinking.

Not only does the Company believe in attracting tourists and customers from mainland, it also derives significant revenue locally. For example, major supermarket chains have 10 to 20 stores that sell a variety of wines and spirits on the market. They form a basic alcohol consumption channel with restaurants, restaurants, bars, clubs, and retail stores. According to Macau statistics, in the past few years, the annual growth rate of tourism to Macau's GDP has doubled, and the food and beverage industry accounts for approximately 20% of tourist spending budgets.

Personalized service is the core value of Luz. The Company provides a rich product line and extensive sales channels. As a result, business volume and profit increased on average every year. The distribution channels of Luz cover most of Macau, including supermarkets chain, retail stores, clubs, restaurants, food courts, bars, hotels and Gaming companies. Luz’s products are in high demand since they are considered as customers’ necessities for the market in Macau.

Corporate Information

Our principal executive office is located at Alameda Dr. Carlos D’assumpcao, Edf China Civil Plaza 235-243, 14 Andar P, Macau, SAR China, and our phone number is +853-2857 5252. We maintain a corporate domain name at luzmacau.com. The information contained in, or accessible from, our domain name or any other website does not constitute a part of this prospectus.

There is currently no public trading market for our ordinary shares. We intend to apply for quotation our ordinary shares on the OTCQB after the effectiveness of this registration statement but we cannot assure you that we will be successful or that a liquid public market for our ordinary shares will develop.

The following diagram illustrates our corporate structure:

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Implications of Being an “Emerging Growth Company”

With less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

•	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

•	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis);

•	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

•	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•	may present only two years of audited financial statements and only two years of related Management’s Discussion & Analysis of Financial Condition and Results of Operations, or MD&A;

•	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•	are exempt from any proposed new requirements of the PCAOB rules relating to mandatory audit firm rotation and any requirement to include an auditor discussion and analysis narrative in our audit report.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

We will remain as an “emerging growth company” until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed US$1 billion, (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934 (the “Exchange Act”), which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iv) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Investors should be aware that we will be subject to the “Penny Stock” rules adopted by the SEC, which regulate broker-dealer practices in connection with transactions in Penny Stocks. These regulations may have the effect of reducing the level of trading activity, if any, in the secondary market for our stock, and investors in our ordinary shares may find it difficult to sell their shares. Please see the disclosure under “Risk Factors – Risk Related to Our Ordinary Shares - Our ordinary shares may be considered a ‘penny stock’ which is subject to restrictions on marketability, so you may not be able to sell your shares” in this Prospectus for more information.

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Implication of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act of 1934. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

The Offering

The summary below describes the principal terms of this offering. Please see the “Plan of Distribution” section for a more detailed description of the terms of the Offering.

Ordinary shares offered by Selling Shareholders:	6,002,670 ordinary shares, par value $0.00002

Ordinary shares outstanding:	60,002,670 ordinary shares

Ordinary shares outstanding after the Offering:	60,002,670 ordinary shares

Offering price per share:	$0.02 per share until the shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions

Use of proceeds:	We will not receive any proceeds from the sale of ordinary shares by the Selling Shareholders.

Voting Rights:	Holders of our ordinary shares are entitled to one vote per ordinary shares at all shareholder meetings. See “Description of Securities.”

Dividend policy:	We currently intend to retain future earnings, if any, to fund the development and growth of our business. Therefore, we do not currently anticipate paying cash dividends on our ordinary shares.

Risk factors:	An investment in our Company is highly speculative and involves a significant degree of risk. See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our ordinary shares.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and “Business,” contains forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	implementation of our business strategies; and

•	our anticipated capital requirements and future operating performance.

Any statements that relate to future events or conditions, including, without limitation, the statements included in this prospectus that are not historical facts, that relate to industry prospects and that concern our prospective results of operations or financial position, may be deemed to be forward-looking statements. Often, however, our uses of the words “believe,” “anticipate,” “plan,” “expect,” “intend” and similar expressions will identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Although we believe that the expectations reflected in the forward-looking statements contained in this prospectus are reasonable, these statements represent our current expectations and are inherently uncertain. The factors discussed below under “Risk Factors,” among others, could cause actual results, levels of activity, performance or achievements to differ materially from those indicated by these forward-looking statements. Forward-looking statements represent our views as of the date of this prospectus. While we may elect to update these forward-looking statements in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. For all of these reasons, you should not unduly rely on any forward-looking statements.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the British Virgin Islands as an exempted company with limited liability. We are incorporated under the laws of the British Virgin Islands because of certain benefits associated with being a British Virgin Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection for investors than the United States.

Substantially all of our assets are located in Macau, Special Administrative Region (“SAR”) of the People’s Republic of China. In addition, our sole director and officer is national and resident of Macau, SAR China, and all or a substantial portion of his assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or our director and officer, or to enforce against us or him judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed                         as our authorized representative to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

There is uncertainty as to whether the courts of the British Virgin Islands or the PRC would (i) recognize or enforce judgments of United States courts obtained against us or our director or officer predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the British Virgin Islands or the PRC against us or our director or officer predicated upon the securities laws of the United States or any state in the United States.

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It is uncertain that British Virgin Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act. Ogier has informed us that there is uncertainty with regard to British Virgin Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the British Virgin Islands as penal or punitive in nature. Furthermore, there is currently no statutory enforcement or treaty between the United States and the British Virgin Islands providing for enforcement of judgments. However, a judgment obtained in the United States may be recognized and enforced in the courts of the British Virgin Islands at common law, without any re-examination on the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the British Virgin Islands, provided such judgment: (i) is given by a foreign court of competent jurisdiction; (ii) is final; (iii) is not in respect of taxes, a fine or a penalty; and (iv) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy of the British Virgin Islands.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. There are no treaties between China and the United States for the mutual recognition and enforcement of court judgments, thus making the recognition and enforcement of a U.S. court judgment in China difficult.

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RISK FACTORS

An investment in our ordinary shares involves a high degree of risk. Before deciding whether to invest in our ordinary shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our ordinary shares to decline, resulting in a loss of all or part of your investment. The risks described below and in the documents referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our ordinary shares if you can bear the risk of loss of your entire investment.

Risks Relating to our Business and Industry

We are susceptible to general economic conditions, natural catastrophic events and public health crises, and travel restrictions, quarantines, and changes in consumer behavior as a result thereof could adversely affect our operating results.

Our operating results will be subject to fluctuations based on general economic conditions, in particular those conditions that impact event planning and hotel industry. Deterioration in economic conditions could cause decreases in business volume and reduce and/or negatively impact our short-term ability to grow revenues. Further, any decreased collectability of accounts receivable or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations.

Furthermore, our business is subject to the impact of natural catastrophic events such as earthquakes, floods or power outages, political crises such as terrorism or war, and public health crises such as disease outbreaks, epidemics, or pandemics in China, which is our primary markets and business locations. Currently, the rapid spread of coronavirus (COVID-19) globally has resulted in increased travel restrictions, disruption and shutdown of businesses. We may experience impacts from quarantines, market downturns and changes in customer behavior related to pandemic fears and impacts on our workforce if the virus becomes widespread in any of our markets. We thrive on tourism as we provide alcoholic merchandise and like services to our customers, including importing/exporting goods to known entertainment venues and hotels. This industry is particularly vulnerable to any pandemic event when tourism, transportation and local economy is impacted. One or more of our customers, distribution partners, service providers or suppliers may experience financial distress, file for bankruptcy protection, go out of business, or suffer disruptions in their business due to the coronavirus outbreak; as a result, our operation revenues may be impacted. The extent to which the coronavirus impacts our results will depend on future developments, which are highly uncertain and will include emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus, but is likely to result in a material adverse impact on our business, results of operations and financial condition at least for the near term.

Our business is particularly sensitive to reductions in discretionary consumer and corporate spending as a result of downturns in the economy.

Consumer demand for hotel/casino resorts, trade shows and conventions and for the type of luxury amenities we offer is particularly sensitive to downturns in the economy and the corresponding impact on discretionary spending. Changes in discretionary consumer spending or corporate spending on conventions and business travel could be driven by many factors, such as: perceived or actual general economic conditions; fear of exposure to a widespread health epidemic, such as the COVID-19 Pandemic; any weaknesses in the job or housing market; credit market disruptions; high energy, fuel and food costs; the increased cost of travel; the potential for bank failures; perceived or actual disposable consumer income and wealth; fears of recession and changes in consumer confidence in the economy; or fear of war, political instability, civil unrest or future acts of terrorism. These factors could reduce consumer and corporate demand for the luxury amenities and leisure and business activities we offer, thus imposing additional limits on pricing and harming our operations.

Our possible lack of internal controls over financial reporting may affect the market for and price of our ordinary shares.

Our disclosure and internal controls over financial reporting may not be effective. We may not have the financial resources or personnel to develop or implement systems that would provide us with the necessary information on a timely basis so as to be able to implement financial controls. In addition, we may have difficulty in hiring and retaining a sufficient number of qualified employees. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records, and instituting business practices that meet Western standards. We may have made and may in the future make mistakes in the financial statements that are included or will be included in our public filings, such as a registration statement, due to lack of internal controls over financial reporting.

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Our success depends substantially on the continued retention of certain key personnel and our ability to hire and retain qualified personnel in the future to support our growth and execute our business strategies.

If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. While we depend on the abilities and participation of our current management team generally, we rely particularly upon Son I Tam, our CEO and CFO, who is responsible for the development and implementation of our business plans. The loss of the service of Son I Tam for any reason could significantly and adversely impact our business and results of operations. Competition for senior management in the PRC is intense and the pool of qualified candidates is limited. We cannot assure you that the services of our senior executive and other key personnel will continue to be available to us, or that we will be able to find a suitable replacement for them if they were to leave.

The wines & spirits import and export industry in China is highly competitive and growing rapidly in the past few years; if we are unable to compete successfully, our financial condition and results of operations may be harmed.

The entertainment industry in China has been developing rapidly and become very competitive in recent years. As it is relatively easy to enter the market, there are many other liquor or wine trading companies providing service of various qualities across China. Competition is mainly based on rates, brand recognition, turnaround time, quality of venue and service levels. Our business and individual customers may change their budgets and preferences and choose venues outside Macau that offer lower rates or have access to venues and facilities that we do not have access to, which may have an adverse effect on our competitive position, results of operations and financial condition.

The growth of third-party online and other wines & spirits supply intermediaries may adversely affect our margins and profitability.

As our supplies can also be purchased and distributed through our cooperating agencies or third-party intermediaries whom we have profit sharing arrangements with or pay commissions to, if the volume of any supply intermediary becomes substantial, it may be on a better bargaining position to negotiate a higher profit percentage or commission, or other significant concession from us. As a result, the growth and importance of these supply intermediaries may adversely affect our ability to control the supply and cost of our products, which would in turn adversely affect our margins and profitability.

We rely on a limited number of suppliers for our business.

We rely on a limited number of suppliers for our trading business, and we may not be able to find replacements or immediately transition to alternative suppliers should we need to do so. When industry supply is constrained, our suppliers may allocate resources away from us and to our competitors. If we lose one or more of the suppliers, our operation may be disrupted, and our results of operations may be adversely and materially impacted.

Local taxation may increase and current tax exemptions may not be extended.

We are subject to the following local taxation:

☐	We are not subject to Hong Kong profits tax because we are an investment holding company and all of our operations are performed outside Hong Kong. Our subsidiaries are incorporated under the BVI Business Companies Act, 2004 (No. 16 of 2004) and exempted from payment of BVI taxes.

☐	Any dividends distributed by our Macau subsidiary to us or by the Promotion Entities to our subsidiaries may be subject to up to 12% of Complementary Tax, under the Macau Complementary Tax Law.

A loss of any of these exemption benefits or increases in tax rates or imposition of additional taxes may have a material adverse effect on our financial condition and results of operations.

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If we become directly subject to the recent scrutiny involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, stock price and reputation and could result in a significant loss of your investment in us.

U.S. listed companies with substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies in recent years. Much of the scrutiny has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S.-listed China- based companies that have been the subject of such scrutiny decreased sharply in value. Many of these companies have been subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations. If we become the subject of any such scrutiny, regardless of the veracity of the allegations, we may have to expend significant time and resources to investigate such allegations and/or defend ourselves and our stock price could decline as a result of such allegations.

Risks Relating to Doing Business in Macau

Gaming is a highly regulated industry in Macau and the gaming and licensing authorities may exercise significant control over our operations.

Gaming is a highly regulated industry in Macau. Our operations are contingent upon our maintaining all regulatory licenses, permits, approvals, registrations, findings of suitability, orders and authorizations pursuant to Macau law.

In addition, the casinos’ activities in Macau are subject to administrative review and approval by various agencies of the Macau government, including the Gaming Inspection and Coordination Bureau (“DICJ”), the Macau Judiciary Police, Health Bureau, Labor Affairs Bureau, Land Public Works and Transport Bureau, Fire Services Bureau, Financial Services Bureau (including the Tax Department), Monetary Authority of Macau, Financial Intelligence Office and Macau government Tourism Office. We cannot assure you that the casino operators will be able to obtain all necessary approvals and licenses, and their failure to do so may materially and adversely affect our business and operations. Macau law permits redress to the courts with respect to administrative actions; such redress is, however, largely untested in relation to gaming industry regulatory issues.

Current laws, such as licensing requirements, tax rates and other regulatory obligations, could change or become more stringent, resulting in additional regulations being imposed upon the gaming promotion operations or an increase in competition in the gaming industry. For example, in September 2009, the Macau government set a cap on commission payments to gaming promoters of 1.25% of rolling chip volume, which has been enforced since December 2009. Any failure to comply with these regulations may result in the imposition of liabilities, fines and other penalties and may materially and adversely affect our operations.

On November 1, 2012, the Macau government raised the minimum age required for the entrance in casinos in Macau from 18 to 21, while allowing current casino employees to maintain their positions while in the process of reaching the minimum required age. This could adversely affect our ability and the ability of our business associates to engage sufficient staff for our operations in the future.

Under the existing legal framework, VIP gaming promoters must report suspicious transactions within 48 hours of becoming aware of such suspicious behavior. Failure to report suspicious transactions constitutes an administrative offence. Depending on the number of suspicious transactions reported, the DICJ may at any time instruct concessionaires or sub-concessionaires to enforce stricter control of suspicious transactions reporting. We did not have suspicious transaction reported. We cannot assure you that this requirement will not be more strictly enforced in the future.

There are limited precedents interpreting and applying the laws of Macau and regulations concerning gaming. These laws and regulations are complex and a court or administrative or regulatory body may in the future interpret these laws and regulations in a manner that differs from our interpretation or issue new or modified regulations, which could have a material adverse effect on our business, financial condition and results of operations.

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Agreements for concessions and sub-concessions to operate casinos in Macau are for specific periods of time and may not be renewed upon their expiration. Also, the Macau government has the right to unilaterally terminate the concessions or sub-concessions in certain circumstances. Because we derive our rights from agreements with the casino operators, a termination of a casino operator’s license to operate a casino will cause a termination of our business at that casino.

The concession of SJM and the sub-concession of MGM Grand Paradise Limited, was due to expire on March 31, 2020, nonetheless it was extended to 26 June 2022. The concession of Galaxy Casino, S.A. (“Galaxy”), the sub-concession of Venetian Macau, S.A. (“Venetian Macau”), the concession of Wynn Resorts (Macau), S.A. (“Wynn Macau”) and the sub- concession of Melco Crown Gaming (Macau) Limited (“Melco Crown Gaming”) will expire on June 26, 2022, unless extended pursuant to certain provisions of Macau law. Upon expiration of these concessions and sub-concessions, all casinos, gaming assets and equipment and ownership rights to the casino properties in Macau will revert to the Macau government without compensation to the casinos. We cannot assure you that the concessionaires or sub-concessionaires will be able to renew or extend their concessions or sub-concessions on terms favorable to them or at all. If any of the concessions or sub-concessions are not renewed or extended upon their stated expiration date, or if the Macau government exercises its early redemption right, we will cease to generate any revenue from the affected casinos and our gaming promotion operations at the affected casino will cease accordingly.

The existing gaming concessions are due to expire in June 2022, there is no political decision or regulatory framework published regarding the continuance of the existing concessions or what new regime shall be applicable to the gaming industry.

The Macau gaming law may become object of revision in the near future. A public consultation process regarding the revision of gaming law was launched on 15th September, and the process will run until 29th October. The Macau government has aimed to complete the revision of the gaming law by the fourth quarter this year, prior to submitting a finalized draft project to the Legislative Assembly.

The project published for consultation indicates a higher control by the regulatory entities regarding gaming operations and monetary deposits. If the Legislative Assembly approve this project as presented, that may materially affect the amount of cash flow in gaming operations.

The Macau government has the right to unilaterally terminate the concession or sub-concession agreements upon the occurrence of certain events of default. The concession and sub-concession agreements contain various general covenants and other provisions with which the concessionaires or sub-concessionaires are required to comply. These include the obligations to submit periodic information to the Macau government, operate casinos in a fair and honest manner and maintain certain levels of insurance. Failure to comply with the terms and conditions of the concession or sub-concession agreements in a manner satisfactory to the Macau government could ultimately result in the termination of the concession or sub-concession agreements. The occurrence of any event of default may, and any termination of the concession or sub-concession agreements will, cause all of the casinos, gaming assets and equipment and ownership rights to the casino properties in Macau to be automatically transferred to the Macau government. If this occurs, we will cease to generate any revenue from the affected casinos.

Conducting business in Macau involves certain economic and political risks relating to changes in Macau’s and China’s political, economic and social conditions.

Conducting business in Macau involves certain risks such as risks relating to changes in Macau’s and China’s political, economic and social conditions, changes in Macau governmental policies, changes in Macau laws or regulations or their interpretation, changes in exchange control regulations, potential restrictions on foreign investment and repatriation of capital, measures that may be introduced to control inflation, such as interest rate increases, and changes in the rates or method of taxation. In addition, our operations in Macau are exposed to the risk of changes in laws and policies that govern operations of Macau-based companies. The PRC government may continue to adopt policy and regulatory measures aimed at curtailing the possibility of corruption in Macau’s gaming industry. In addition to corruption charges against many top mainland officials, the campaign has deterred high rollers from visiting Macau. Therefore, we cannot be certain that any new PRC government policies and regulatory measures will not materially and adversely affect our business, financial condition, results of operations and prospects.

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The Macau government may decide to impose more stringent laws with respect to the practice of gaming promoters issuing gaming credit to VIP gaming patrons and any change in our operations to comply with such laws may result in a decrease in our revenue.

The Gaming Credit Law governs the granting of gaming credit in Macau, and forbids the assignment or transfer, in any form, of the power to grant gaming credit. For the past 20 years, it has been customary practice in Macau that casinos issue gaming credit to VIP gaming promoters in the form of non-negotiable chips that can only be used in that gaming promoter’s VIP gaming rooms. The non-negotiable chips may not be redeemed for cash, cash chips or other goods or services. The gaming promoters extend such gaming credit to VIP gaming patrons. However, if the Macau government in the future imposes a more stringent law governing the extension of gaming credit to VIP gaming patrons, we may be required to adjust our operations to comply with such law, and limit our ability to extend gaming credit which may reduce rolling chip turnover, which in turn may materially and adversely affect our business and results of operations.

A weakening in economic and credit market conditions may adversely affect tourism and the profitability of our business.

There can be no assurance that the recent difficult financial conditions in the global markets will improve or that government responses to these conditions will successfully address fundamental weakness in the global markets, restore consumer confidence or increase market liquidity. Weakness in the global economy or in the economy of China, where a significant number of gaming patrons reside and/or generate their income, may result in a reduction in the number of gaming patrons or the frequency of visits by these gaming patrons to our VIP rooms. Any reduction in demand for the gaming activities that we promote would reduce our revenue.

China has imposed government restrictions on Chinese citizens travelling from mainland China to Macau and may continue to do so in the future. If China or other countries impose additional government restrictions on travel, the number of visitors to Macau could decline.

We intend to maintain our existing business and contractual arrangements to our customers that are VIP gaming business, based, in part, on our expectation of future visitor arrivals in Macau, particularly from China. According to the Direcção dos Serviços de Estatística e Censos (Statistics and Census Service) (“DSEC”), 2011, 2012, 2013, 2014, 2015 and 2016 tourists from mainland China accounted for approximately 57.7%, 60.2%, 63.5%, 67.4%, 66.5% and 66.1%, respectively, of all visitors to Macau. Since May 2008, the Chinese government has imposed restrictions on travel to Macau and may impose further restrictions in the future. In May and July 2008, the Chinese government adjusted its visa policy toward Macau and limited the number of visits that some mainland Chinese citizens may make to Macau in a given time period. In September 2008, it was publicly announced that mainland Chinese citizens without a Macau visa could no longer enter Macau from Hong Kong. If the number of visitors from China and elsewhere fails to increase as anticipated, we may not be able to source enough VIP gaming patrons to our VIP business and our financial condition and results of operations may be materially and adversely affected.

The level of visitor arrivals to Macau from China and elsewhere may decline due to, or travel to Macau may be disrupted by, natural disasters, outbreaks of disease, terrorist attacks, security alerts, military conflicts or other factors.

Macau’s subtropical climate and location on the South China Sea subject it to extreme weather conditions, including typhoons and heavy rainstorms. For example, in 2015, there were five typhoons that impacted areas within 800 km of Macau. Unfavorable weather conditions or other natural disasters such as earthquakes, tsunamis or major typhoons could severely disrupt transportation to Macau and prevent gaming patrons from travelling to Macau. Similarly, outbreaks of infectious diseases, such as H1N1, terrorist attacks, security alerts or military conflicts could have a negative impact on travel and leisure expenditures, including lodging, gaming and tourism. Any of these, or other factors such as riots or demonstrations, could have a negative impact on visitor arrivals to Macau from China and elsewhere.

Unfavorable changes in currency exchange rates may cause fluctuations in the value of our investment in Macau.

Our business transactions, assets and liabilities are principally denominated in Hong Kong dollars, our functional currency, with a small portion of our revenues denominated in Patacas. Our consolidated financial statements are presented in U.S. dollars, which is our reporting currency. The Hong Kong dollar is linked to the U.S. dollar and the exchange rate between these two currencies has remained relatively stable over the past several years. The Pataca, which is not a freely convertible currency, is linked to the Hong Kong dollar, and in many cases the two are used interchangeably in Macau. The exchange linkages of the Hong Kong dollar and Pataca, and the Hong Kong dollar and the U.S. dollar, are subject to potential changes due to, among other things, Chinese, Hong Kong and Macau governmental policies and international economic and political developments.

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In the event of unfavorable Hong Kong dollar or Pataca exchange rate changes as against the U.S. dollar, our obligations that are denominated in U.S. dollars would increase in Hong Kong dollar and/or Pataca terms and our results of operations may be adversely affected.

Risks Related to Our Ordinary Shares

The highly concentrated ownership and voting power of the Company may impact shareholders’ interests in the Company.

As of the date of this prospectus, Mr. Son I Tam owned approximately 90% of our ordinary shares and the voting power of the Company. It is anticipated that Mr. Tam will continue to own a majority of ordinary shares of the Company and, correspondingly, will have the majority of the voting power of the Company. As such, you may not be able to influence the strategies, management or policies of the Company as you could at a company where the equity ownership is widely distributed.

There is no public market for our ordinary shares, an active trading market for our ordinary shares may not develop, and you may not be able to resell our ordinary shares at or above the price you pay for them, or at all.

As of the date of this prospectus, our ordinary shares are not listed on any national securities exchange. Accordingly, investors may find it more difficult to buy and sell our shares than if our ordinary shares were traded on an exchange. Although we plan to apply to quote our ordinary shares on the OTC Bulletin Board, OTCQX or OTCQB, there is no guarantee our application will be approved. Additionally, the OTC Bulletin Board, OTCQX and OTCQB are inter-dealer, over-the-counter markets which provide significantly less liquidity than the Nasdaq Capital Market or other national securities exchange. These factors may have an adverse impact on the trading and price of our ordinary shares.

An active public market for our ordinary shares may not develop or be sustained, in which case the market price and liquidity of our ordinary shares may be materially and adversely affected. Shareholders may not be able to resell their ordinary shares at or above the purchase price, or at all. And our ordinary shares may be less attractive for margin loans, for investments by financial institutions, for consideration in future capital raising transactions or for other purposes.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and incur significant legal, accounting and other expenses that we do not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, imposes various requirements on the corporate governance practices of public companies. As an “emerging growth company” pursuant to the JOBS Act, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier. After we are no longer an “emerging growth company,” we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with increased disclosure requirements.

Our ordinary shares may be considered a “penny stock” which is subject to restrictions on marketability, so you may not be able to sell your shares.

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. Although there has not been a public market for our ordinary shares and such a public market may never develop, our ordinary shares may have a market price of less than $5.00 per share and therefore will be designated as a “penny stock” according to SEC rules. This designation requires any broker or dealer selling these securities to disclose some information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell the ordinary shares and may affect the ability of investors to sell their ordinary shares. These regulations may likely have the effect of limiting the trading activity of our ordinary shares and reducing the liquidity of an investment in our ordinary shares. In addition, investors may find it difficult to obtain accurate quotations of the ordinary shares and may experience a lack of buyers to purchase our ordinary shares or a lack of market makers to support the stock price.

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If our ordinary shares become tradable in the secondary market, we will be subject to the penny stock rules adopted by the SEC that require brokers to provide extensive disclosure to their customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our ordinary shares, which in all likelihood would make it difficult for our shareholders to sell their shares.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or the subsequent testing by our independent registered public accounting firm, if and when required, may reveal additional deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement. If in the future we identify new material weaknesses in our internal control over financial reporting, including at some of our acquired companies, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if and when applicable, our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are then listed, the SEC, or other regulatory authorities, which could require additional financial and management resources. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ordinary shares.

The market price for the ordinary shares may be volatile.

The market price for the ordinary shares may be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions and restrictions in the event planning and hospitality industries;

•	changes in the economic performance or market valuations of other event planning and lodging companies;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between RMB and U.S. dollar or other foreign currencies;

•	potential litigation or administrative investigations;

•	sales of ordinary shares in large volumes by the Selling Shareholders; and

•	release of transfer restrictions on the outstanding ordinary shares or sales of additional ordinary shares.

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In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ordinary shares.

We may need additional capital, and the sale of additional ordinary shares or other equity securities could result in additional dilution to the shareholders and the incurrence of indebtedness could increase our debt obligations.

We can give no assurance that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity securities or obtain a credit facility. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The incurrence of indebtedness would cause increased debt service obligations and result in operating and financing covenants that could restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all, particularly in the aftermath of global economic crisis.

Future sales or issuances, or perceived future sales or issuances, of substantial amounts of our ordinary shares could adversely affect the price of the ordinary shares.

Sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. The ordinary shares that have been registered with the SEC are eligible for immediate resale in the public market without restrictions, and the remaining ordinary shares may also be sold in the public market in the future subject to the restrictions contained in Rule 144 and Rule 701 under the Securities Act. If any existing shareholders sell a substantial amount of ordinary shares in the future, the prevailing market price for the ordinary shares could be adversely affected.

Risk of Selling Shareholders and broker-dealers or agents being deemed statutory underwriters; investors’ cause of action limited.

The Selling Shareholders and any broker-dealers or agents that are involved in selling shares offered by the Selling Shareholders may be considered as underwriters within the meaning of the Securities Act for the sales. An underwriter is a person who has purchased shares from an issuer with a view towards distributing the shares to the public. Any commissions received by the broker-dealers or agents and any profit on the resale of the shares purchased by them may be considered underwriting commissions or discounts under the Securities Act.

Any purchaser acquiring ordinary shares covered by this registration statement may initiate legal proceedings against the parties enumerated under Section 11 of the Securities Act of 1933, including any person who signed the registration statement and our director. The Selling Shareholders will have potential liability for a mistake in the Company’s prospectus as well. However, the ability of an investor to pursue an action against a Selling Shareholder may be difficult, and the likelihood of recovery may be minimal.

Because we are not subject to compliance with rules requiring the adoption of certain corporate governance measures, our shareholders have limited protections against interested director transactions, conflicts of interest and similar matters.

The Sarbanes-Oxley Act of 2002, as well as rule changes proposed and enacted by the SEC, the New York Stock Exchange and the Nasdaq Stock Market, as a result of Sarbanes-Oxley, requires the implementation of various measures relating to corporate governance. These measures are designed to enhance the integrity of corporate management and securities markets and apply to securities which are listed on those exchanges. Because we are not presently required to comply with many of the corporate governance provisions, we have not yet adopted these measures.

We do not currently have independent audit or compensation committees. As a result, our director has the ability, among other things, to determine the level of compensation. Until we comply with such corporate governance measures, the absence of such standards of corporate governance may leave our shareholders without protections against interested director transactions, conflicts of interest and similar matters, and investors may be reluctant to provide us with funds necessary to expand our operations.

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The Company’s ordinary shares represent equity interests and are subordinate to future indebtedness.

Our ordinary shares represent equity interests in our Company and, as such, rank junior to any indebtedness of our Company created in the future, as well as to the rights of any preferred shares that may be issued in the future. In the future, we may incur substantial amounts of debt and other obligations that will rank senior to our ordinary shares or to which our ordinary shares will be structurally subordinated.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ordinary shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income.

Our director has complete discretion as to whether to distribute dividends, subject to certain requirements of the British Virgin Islands laws. Under the BVI laws, a BVI company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our director decides to declare and pay dividends, the timing, amount and form of future dividends will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our director. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. We cannot guarantee that our ordinary shares will appreciate in value after this offering or even maintain the price at which you purchased the ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment in our ordinary shares.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of our ordinary shares by the Selling Shareholders. The Selling Shareholders will receive all of the net proceeds from the sales of ordinary shares offered by them under this prospectus. We have agreed to bear the expenses relating to the registration of the ordinary shares for the Selling Shareholders.

DETERMINATION OF OFFERING PRICE

The Selling Shareholders will offer ordinary shares at a price of $0.02 per share until the shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. The offering price of our ordinary shares does not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value. Our ordinary shares might not trade at market prices in excess $0.02 as prices for ordinary shares in any public market will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity.

MARKET PRICE OF ORDINARY SHARES

There is currently no public trading market for our ordinary shares. We intend to apply for quotation our ordinary shares on the OTCQB after the effectiveness of this registration statement on Form F-1, but we cannot assure you that we will be successful or that a liquid public market for our ordinary shares will develop. If an active public market for our ordinary shares does not develop following the completion of this offering, the market price and liquidity of our ordinary shares may be materially and adversely affected.

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DIVIDEND POLICY

We have not declared or paid any dividends on our ordinary shares since our inception on March 24, 2020, and have no current plans to pay dividends on our ordinary shares. The declaration and payment of future dividends to holders of our ordinary shares will be at the discretion of our director and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors deemed relevant by our director. In addition, as a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries, or covenants of future indebtedness that we or they may incur. See “Risk Factors — Risks Related to Our Ordinary Shares — Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ordinary shares for return on your investment.”

PLAN OF DISTRIBUTION

We have 60,002,670 ordinary shares issued and outstanding as of the date of this prospectus. We are registering up to 6,002,670 shares of ordinary shares for sale by the Selling Shareholders at the price of $0.02 per share until the shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. After the effective date of the registration statement relating to this prospectus, we plan to apply for quotation our ordinary shares on the OTCQB. We cannot assure you that we will be successful or that a liquid public market for our ordinary shares will develop.

The ordinary shares held by the Selling Shareholders may be sold or distributed from time to time by the Selling Shareholders directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at a price of $0.02 per share until the shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

The sale of the Selling Shareholders’ ordinary shares offered by this prospectus may be effected in one or more of the following methods:

•	ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

•	transactions involving cross or block trades;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker-dealers agreeing with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share;

•	“at the market” into an existing market for the ordinary shares;

•	through the writing of options on the shares;

•	a combination of any such methods of sale; and

•	any other methods permitted pursuant to applicable law.

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The Selling Shareholders may, from time to time, pledge or grant a security interest in some or all of the ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as Selling Shareholders under this prospectus. The Selling Shareholders also may transfer the securities in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our ordinary shares or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the ordinary shares in the course of hedging the positions they assume. The Selling Shareholders may also sell shares of our ordinary shares short and deliver these securities to close out their short positions, or loan or pledge the ordinary shares to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the Selling Shareholders from the sale of the ordinary shares offered by them will be the purchase price of the ordinary shares less discounts or commissions, if any. Each of the Selling Shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of ordinary shares to be made directly or through agents. We will not receive any of the proceeds from this offering.

The Selling Shareholders also may resell all or a portion of their ordinary shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

In order to comply with the securities laws of certain states, if applicable, the ordinary shares of the Selling Shareholders may be sold only through registered or licensed brokers or dealers. In addition, in certain states, such shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

Brokers, dealers or agents participating in the distribution of the ordinary shares held by a Selling Shareholder as agents may receive compensation in the form of commissions, discounts, or concessions from the Selling Shareholder and/or purchasers of the ordinary shares for whom the broker-dealers may act as agent. Such Selling Shareholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the ordinary shares if liabilities are imposed on that person under the Securities Act.

To the extent required, the ordinary shares to be sold, the names of the Selling Shareholders, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

The Selling Shareholders and any underwriters, broker-dealers or agents that participate in the sale of the ordinary shares therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the ordinary shares may be underwriting discounts and commissions under the Securities Act. Selling Shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

We have advised the Selling Shareholders that while they are engaged in a distribution of the ordinary shares included in this prospectus, they are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the Selling Shareholders, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any securities which are the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bid or purchase made in order to stabilize the price of securities in connection with the distribution of those securities. All of the foregoing may affect the marketability of the ordinary shares offered hereby in this prospectus.

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DESCRIPTION OF SECURITIES

General

We are authorized by our Memorandum and Articles of Association to issue an aggregate of 1,000,000,000 shares, par value $0.00002 per share, including 800,000,000 ordinary shares and 200,000,000 preferred shares.

This prospectus contains only a summary of the terms of the ordinary shares the Selling Shareholders are offering and is subject to, and qualified in its entirety by reference to, the terms and provisions of our Memorandum and Articles of Association. You should refer to, and read this summary together with, our Memorandum and Articles of Association to review all of the terms of our ordinary shares that may be important to you.

Ordinary Share

Shareholders’ voting rights

Any action required or permitted to be taken by the shareholders must be taken at a duly called meeting of the shareholders entitled to vote on such action. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each ordinary share. An action that may be taken by the shareholders at a meeting may also be taken by a resolution of shareholders consented to in writing.

Election of directors

Directors are appointed by resolution of shareholders or by resolutions of directors. Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. The laws of the British Virgin Islands do not specifically prohibit or restrict the creation of cumulative voting rights for the election of directors. Cumulative voting is not a concept that is accepted as a common practice in the British Virgin Islands, and we have made no provisions in our Memorandum and Articles of Association to allow cumulative voting for elections of directors.

Meetings of shareholders

Any of our directors may convene a meeting of shareholders at any time and in any manner and place the director considers necessary or desirable. The director convening a meeting must not give less than seven days’ notice of the meeting to those shareholders whose names appear as shareholders in the register of shareholders on the date of the notice and who are entitled to vote at the meeting, and to the other directors. Our board of directors must convene a meeting of shareholders upon the written request of shareholders entitled to exercise 30% or more of the voting rights in respect of the matter for which the meeting is requested. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

The quorum for a meeting of shareholders is duly constituted if, at the beginning of the meeting, there are present in person or by proxy not less than 50% of the votes of the shares entitled to vote on the resolutions to be considered at the meeting. A quorum may comprise a single shareholder or proxy. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of the shareholders, will be dissolved. In any other case, it will stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares entitle to vote on the matter to be considered by the meeting, those present will constitute a quorum, but otherwise the meeting will be dissolved.

A person other than an individual which is a shareholder may by a resolution of its directors or other governing body authorize any individual it thinks fit to act as its representative at any meeting of shareholders. The duly authorized representative shall be entitled to exercise the same powers on behalf of the person which he represents as that person could exercise if it were an individual.

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Meetings of directors

Our business and affairs are managed by our board of directors, who will make decisions by voting on resolutions of directors. Our directors are free to meet at such times and in such manner and places within or outside the BVI as the directors determine to be necessary or desirable. A director must be given not less than 3 days’ notice of a meeting of directors. At any meeting of directors, a quorum will be present if not less than one half of the total number of directors is present, unless there are only 2 directors in which case the quorum is 2. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by a majority of the directors.

Protection of minority shareholders

We would normally expect British Virgin Islands courts to follow English case law precedents, which would permit a minority shareholder to commence a representative action, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) an infringement of individual rights of the minority shareholder (such as the right to vote and pre-emptive rights), and (4) an irregularity in the passing of a resolution which requires a special or extraordinary majority of the shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new ordinary shares under either British Virgin Islands law or our Memorandum and Articles of Association.

Transfer of Ordinary Shares

Subject to the restrictions in our Memorandum and Articles of Association and applicable securities laws, any of our shareholders may transfer all or any ordinary shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may not resolve to refuse or delay the transfer of any ordinary share unless the shareholder has failed to pay an amount due in respect of it.

Liquidation

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay all amounts paid to us on account of the issue of shares immediately prior to the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the amount paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the amounts paid to us on account of the issue of shares, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the amounts paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up, the liquidator appointed by us may, in accordance with the BVI Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not), may, for such purpose, set such value as the liquidator deems fair upon any property to be divided, and may determine how such division shall be carried out as among the shareholders.

Calls on ordinary shares and forfeiture of ordinary shares

Our directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified date of payment. When such a notice has been issued and its requirements have not been complied with, the directors may, at any time before the tender of payment, forfeit and cancel the ordinary shares to which the notice relates.

Issuance of ordinary shares

Our directors may authorize the issuance of shares at such times, to such persons, for such consideration and on such terms as they may determine by a resolution of the directors, subject to the BVI Act, our Memorandum and Articles of Association and any applicable requirements imposed from time to time by the SEC, the FINRA, any stock exchange or the over-the-counter market on which our securities are listed.

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Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by resolution of our directors:

•	amend our Memorandum and Articles of Association to decrease the maximum number of shares we are authorized to issue;

•	subject to our Memorandum and Articles of Association, divide our authorized and issued shares into a larger number of shares; and

•	subject to our Memorandum and Articles of Association, combine our authorized and issued shares into a smaller number of shares.

Inspection of books and records

Under the BVI Act, holders of our ordinary shares are entitled, upon giving written notice to us, to inspect (i) our Memorandum and Articles of Association, (ii) our register of shareholders, (iii) our register of directors and (iv) minutes of meetings and resolutions of our shareholders, and to make copies and take extracts from these documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests. See “Where You Can Find More Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Preferred Shares

To the fullest extent permitted by the laws of the British Virgin Islands, as the same now exists or may hereafter be amended or supplemented, the Board of Directors may fix and determine the designations, rights, preferences or other variations of each class or series within each class of preferred shares of the Company. The Company may issue the preferred shares for such consideration as may be fixed by the Board of Directors.

Listing

There is currently no public trading market for our ordinary shares. We intend to apply for quotation our ordinary shares on the OTCQB after the effectiveness of this registration statement. To be eligible for quotation, registrants must remain current in their quarterly and annual filings with the SEC. There can be no assurance that our ordinary shares will ever be quoted on OTCQB or listed on a stock exchange, or that any public market for our stock will develop.

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SELLING SHAREHOLDERS

The ordinary shares being offered by the shareholders consist of a total of 6,002,670 ordinary shares issued to 75 Selling Shareholders upon their purchases of our ordinary shares with registration rights pursuant to the Regulation S offering at an offering price of $0.02 per ordinary share. We are registering the ordinary shares in order to permit the Selling Shareholders to offer the shares for resale from time to time.

The table below lists the Selling Shareholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of the ordinary shares held by the Selling Shareholders.

Name of Selling Shareholder	Number of Ordinary Shares Owned Prior to Offering	Maximum Number of Ordinary Shares to be Sold Pursuant to This Prospectus	Number of Ordinary Shares Which May Be Sold in This Offering As a Percentage of Currently Outstanding Shares(1)	Number of Ordinary Shares Owned After Offering	Percentage of Ordinary Shares Owned After the Offering
Wai Man So	21,600	21,600	*%	0	0%
Sio Kai Chan	22,000	22,000	*%	0	0%
Wai Lap Cheong	22,000	22,000	*%	0	0%
Jiarong Liu	23,000	23,000	*%	0	0%
Wenle Zhou	23,800	23,800	*%	0	0%
Hui Su	23,800	23,800	*%	0	0%
Liqun Xu	23,800	23,800	*%	0	0%
Xuan Zhong	23,800	23,800	*%	0	0%
Xianghua Chen	24,300	24,300	*%	0	0%
Fuquan Xiao	24,500	24,500	*%	0	0%
Lijun Ye	24,800	24,800	*%	0	0%
Peng Guo	25,300	25,300	*%	0	0%
Ho Yee Li	25,500	25,500	*%	0	0%
Yuen Ka Ng	25,800	25,800	*%	0	0%
Choi Lin Lam	25,800	25,800	*%	0	0%
Guifang Zhang	26,100	26,100	*%	0	0%
Xiumin Yang	26,500	26,500	*%	0	0%
Ruijun Wang	26,600	26,600	*%	0	0%
Chunwang Zhang	26,900	26,900	*%	0	0%
Mingfeng Gong	27,000	27,000	*%	0	0%
Hongli Chen	27,300	27,300	*%	0	0%
Yuting Chen	27,380	27,380	*%	0	0%
Xinyue Li	28,000	28,000	*%	0	0%
Jianqing Chen	28,000	28,000	*%	0	0%
Wing Yan Lam	28,800	28,800	*%	0	0%
Shui Wang Lam	28,800	28,800	*%	0	0%

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Yi Xiao	30,000	30,000	*%	0	0%
Yuying Tan	30,000	30,000	*%	0	0%
Ho Lam	30,000	30,000	*%	0	0%
Jun Xi	31,500	31,500	*%	0	0%
Zhaobin Chen	32,180	32,180	*%	0	0%
Jianqiang Ke	32,600	32,600	*%	0	0%
Fung Kwong Ian Tse	33,800	33,800	*%	0	0%
Lai Hong Ieong	33,880	33,800	*%	0	0%
Chun Raven Po	33,880	33,880	*%	0	0%
Xiaodong Guo	34,280	34,280	*%	0	0%
Guangping Liang	35,000	35,000	*%	0	0%
Sijia Chen	35,000	35,000	*%	0	0%
Dezhi Zhu	37,600	37,600	*%	0	0%
Wenhui Zhang	46,000	46,000	*%	0	0%
Jindong Luo	48,800	48,800	*%	0	0%
Fan Ha Leong	50,000	50,000	*%	0	0%
Yingtong Chen	50,000	50,000	*%	0	0%
Zhiyong Yang	58,000	58,000	*%	0	0%
Kin Keung Chan	68,000	68,000	*%	0	0%
Honghuan Cheng	68,000	68,000	*%	0	0%
Han Zhou	68,800	68,800	*%	0	0%
Li Ruan	75,380	75,380	*%	0	0%
Wen Li	76,500	76,500	*%	0	0%
Xiaoxiu He	80,000	80,000	*%	0	0%
Lizabeth Del Carmen Pena	80,000	80,000	*%	0	0%
Yuexiang Wang	82,000	82,000	*%	0	0%
Yu Lin	100,000	100,000	*%	0	0%
Shaolan Chu	110,000	110,000	*%	0	0%
Iok Mui Lao	127,890	127,890	*%	0	0%
Leng Si Pun	130,000	130,000	*%	0	0%
Sut Ieng Mui	137,690	137,690	*%	0	0%
U Leong Kou	139,800	139,800	*%	0	0%
Sai In Fong	143,780	143,780	*%	0	0%
Mei Teng Wong	149,990	149,990	*%	0	0%
Io Pan Lei	154,890	154,890	*%	0	0%
Kuai Hang Wong	159,980	159,980	*%	0	0%
Man I Chau	163,870	163,870	*%	0	0%
Chi Son Chan	168,850	168,850	*%	0	0%
Lai Sim Ieong	175,860	175,860	*%	0	0%
Lai Fei Tong	178,790	178,790	*%	0	0%
Canquan Li	179,890	179,890	*%	0	0%
Kin Mei Lam	183,880	183,880	*%	0	0%
Sio Tong Wong	185,580	185,580	*%	0	0%
Kam Mui Leong	187,890	187,890	*%	0	0%
Ut Ha Lei	188,980	188,980	*%	0	0%
Chi Seng Lou	198,000	198,000	*%	0	0%
Xinghong Ma	296,890	296,890	*%	0	0%
Cansen Ma	298,800	298,800	*%	0	0%
Jiaming Ma	298,990	298,990	*%	0	0%
Total	6,002,670	6,002,670	10%	0	0%

(1)	Based on 60,002,670 ordinary shares issued and outstanding as of the date of this prospectus.

*	Less than 1%

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The Selling Shareholders named above acquired their respective Ordinary Shares in private placement offerings that were exempt from registration under the Securities Act pursuant to Regulation S. None of the Selling Shareholders or their beneficial owners:

•	has had a material relationship with us other than as a shareholder at any time within the past three years; or

•	has ever been one of our officers or directors or an officer or director of our predecessors or affiliates.

SHARES ELIGIBLE FOR FUTURE SALE

We cannot make any prediction as to the effect, if any, that the sale of ordinary shares or the availability of ordinary shares for sale will have on the market price of our ordinary shares. The market price of our ordinary shares could decline because of the sale of a large number of ordinary shares or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of ordinary shares.

Sale of Restricted Shares

Upon the effectiveness of this prospectus, 6,002,670 ordinary shares will be freely tradable without restriction under the Securities Act, except that any ordinary shares purchased by our affiliates may generally only be sold in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the issuer.

Approximately 54,000,000 of our ordinary shares are deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144, whose rule is summarized below, or any other applicable exemption under the Securities Act.

Rule 144

The availability of Rule 144 will vary depending on whether restricted securities are held by an affiliate or a non-affiliate. In general, once we have been subject to public company reporting requirements for at least 90 days, an affiliate who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding ordinary shares or the average weekly trading volume of our ordinary shares reported through the OTC markets during the four calendar weeks preceding such sale under Rule 144. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about our Company. The volume limitations, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person (or persons whose ordinary shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months would be entitled to sell those ordinary shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those ordinary shares without regard to the provisions of Rule 144.

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SELECTED FINANCIAL INFORMATION

The following table sets forth selected historical statements of operations for the years ended December 31, 2020 and 2019, and balance sheet data as of December 31, 2020, and 2019, which have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in the prospectus.

The following table presents our selected consolidated statement of operations for the years ended December 31, 2020 and 2019.

	For the Years Ended December 31,
	2020	2019
Statement of operation data:
Total revenue	$19,756,780	$7,500,730
Gross profit	$1,839,771	$880,967
Operating expenses	$755,833	$373,796
Income from operations	$1,083,938	$507,171
Total other income (expenses), net	$(12,582)	$(15,341)
Provision for income taxes	$119,850	$50,045
Net income	$951,506	$441,785
Weighted average Ordinary Shares outstanding
Earnings per share	$951.51	$441.79

The following table presents our selected consolidated balance sheet data as of December 31, 2020 and 2019.

	For the Years Ended December 31,
	2020	2019
Selected Consolidated Balance Sheet Data:
Current assets	$7,161,776	$5,296,413
Total assets	$7,596,526	$5,469,963
Current liabilities	$5,282,637	$4,703,212
Total liabilities	$5,579,962	$4,770,504
Total equity	$2,016,564	$699,459

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MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

Shengtao Investment Development Limited (“Shengtao”) was established on March 24, 2020. On April 23, 2021, Shengtao changed its name to Epsium Enterprise Limited (“Epsium BVI,” the “Company,” “us,” or “we”).

Epsium Enterprise Limited (“Epsium HK”) was established on March 12, 2020 in Hong Kong SAR China. On March 12, 2020, Mr. Chi Long Lou acquired 100% and 10,000 shares of Epsium HK by paying HK$ 10,000. On May 17, 2021, Epsium BVI purchased 8,000 shares of Epsium HK from Mr. Chi Long Lou by paying HK$8,000. On May 17, 2021, Mr. Son I Tam who is the CEO of the Company purchased 1,900 shares of Epsium HK from Mr. Chi Long Lou by paying HK$1,900. Therefore, 80% shares of Epsium HK are held by Epsium BVI, 19% by individual Son I Tam, and 1% by individual Lou Chi Long.

Companhia de Comércio Luz Limitada (“Luz”) was established in February 2010. It is a Macau registered company with an office address in Alameda Dr. Carlos D’assumpcao, Edf China Civil Plaza 235-243, 14 Andar P, Macau.

On May 12, 2021, Epsium HK acquired 80% of all outstanding shares of Luz at no cost. Son I Tam, the CEO of the Company, has the remaining 20% shares of Luz.

The consolidated financial statements presented herein consolidate the financial statements of Epsium, with the financial statements of its subsidiaries in the following structure chart:

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Based on the structure, Mr. Son I Tam constructively owns 99% of Luz. The combination the Company and its subsidiaries are considered under common control.

The Company's business focused on import trading and distribution of wines & spirits. The products available for sale come from France, Chile, Australia, China, USA and Scotland, etc. The brands include Remy Martin Cognac, Cointreau, Piper Heidsieck Champagne, French Fine Wines (Petrus, Lafite, Latour, Mouton, Margaux, Lynch Bages), Xijiu, Wuliangye, Moutai, and Red & White Wines, etc. All products are sold to the customers through formal and legal channels on the premise of original imported basis. The distribution channels of the Company cover most of the areas in Macau, including the chain supermarkets, stores, clubs, restaurants, food courts, bars, hotels and major gaming companies.

The COVID-19 pandemic is currently impacting countries, communities, supply chains and markets as well as the global financial markets. Governments have imposed laws requiring social distancing, travel bans and quarantine, and these laws may limit access to the Company’s facilities, management, support staff and professional advisors. These factors, in turn, may not only impact the Company’s operations, financial condition and demand for the Company’s goods and services, but the Company’s overall ability to react timely to mitigate the impact of this event.

By far, the Company maintains stable revenues and net income. For the years ended December 31, 2020 and 2019, the company had revenue of $19,756,780 and $7,500,730, and net income of $951,506 and $441,785, respectively.

Results of Operations

Revenue

Revenue increased by $12,256,050, or 163.40%, to $19,756,780 in 2020 from $7,500,730 in 2019. The increase in revenue was primarily due to increased sales volume.

Cost of goods sold

Our cost of goods sold increased by $11,297,246 or 170.66% to $17,917,009 in 2020 from $6,619,763 in 2019. As a percentage of revenue, the costs of goods sold were 90.69% and 88.25% for the years ended December 31, 2020 and 2019, respectively.

The increase in cost of goods sold was primarily due to increased sales in 2020 compared with 2019.

Gross profit

Our gross profit increased by $958,804, or 108.84%, to $1,839,771 in 2020 from $880,967 in 2019. The gross margin was 9.31% in 2020, as compared with 11.75% in 2019. The decrease of 2.44% point was primarily attributable to increased sales in the year ended December 31, 2020 compared to 2019.

Selling expenses.

Selling expenses decreased by $1,730, or 35.68% to $3,119 in 2020 compared to $4,849 in 2019. As a percentage of sales, our selling expenses were 0.02% and 0.06% in 2020 and 2019, respectively. The decrease in selling expenses is mainly attributed to decreased promotion fee.

General and administrative expenses.

Our general and administrative expenses increased by $383,767 or 104.02%, to $752,714 in 2020 from $368,947 in 2019. As a percentage of revenues, general and administrative expenses were 3.81% and 4.92% in 2020 and 2019, respectively. The increase in general and administrative expenses is mainly attributed to increased sales.

Foreign currency translation loss.

The company’s functional currency is MOP whereas our financial statements are expressed in USD. We translate results of operations and cash flows at average FX during the period, assets and liabilities at the unified exchange rate at the end of the period, and equity at historical exchange rates.

The Company recorded $365,599 and $0 foreign currency translation gain for the years ended December 31, 2020 and 2019, respectively.

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Income before income taxes.

Our income before income taxes was $1,071,356 in 2020, an increase of $579,526 or 117.83%  compared with $491,830 in 2019. The increase was primarily attributable to increased sales.

Provision for income taxes.

Our provision for income taxes was $119,850 in 2020, an increase of $69,805 or 139.48% from $50,045 in 2019. The increase was due to increase sales and net income.

Liquidity and Capital Resources

The following table sets forth summary of our cash flows from operations for the periods indicated:

	2020	2019
Net cash used in operating activities	$(112,942)	(594,002)
Net cash used in investing activities	(20,565)	(72,854)
Net cash provided by financing activities	417,046	$645,068
Effect of exchange rate changes on cash	542	–
Net increase (decrease) increase in cash	284,081	(21,788)
Cash, beginning of year	80,445	102,333
Cash, end of year	$364,526	$80,545

Operating Activities

Net cash used in operating activities was $112,942 in 2020, a decrease of $481,060 compared to cash used in operating activities of $594,002 in 2019. The decrease in net cash used in operating activities was mainly due to an increase in net income, prepayments, other receivables and advance from customers, offset by a decrease in inventories and other payables in the year ended December 31, 2020 compared to 2019.

Investing Activities

Net cash used in investing activities was $20,565 in 2020, a decrease of $52,289 from net cash used in investing activities of $72,854 in 2019. The decrease is mainly due to a decrease in the cash paid for property and equipment purchase.

Financing Activities

Net cash provided by financing activities was $417,046 in 2020, compared to $645,068 net cash provided from financing activities in 2019. The decrease in net cash provided from financing activities in 2020 was primarily attributable to an increase in cash paid back to borrowings in 2020.

Capital Expenditures

We had capital expenditures of approximately $20,565 and $72,854 for the years ended December 31, 2020 and 2019, respectively for purchases of equipment in connection with our business activities.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption under ASC 740 effected the tax liabilities from uncertain income tax position on the Company’s financial statements.

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Fair Value Measurements

The Company applies the provisions of ASC 820-10, “Fair Value Measurements and Disclosures.” ASC 820-10 defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. For certain financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable and short-term debt, the carrying amounts approximate fair value due to their relatively short maturities. The carrying amounts of the long-term debt approximate their fair values based on current interest rates for instruments with similar characteristics.

The three levels of valuation hierarchy are defined as follows:

Level 1: Valuations consist of unadjusted quoted prices in active markets for identical assets and liabilities and has the highest priority;

Level 2: rely on quoted prices in markets that are not active or observable inputs over the full term of the asset or liability;

Level 3: Valuations are based on prices or third party or internal valuation models that require inputs that are significant to the fair value measurement and are less observable and thus have the lowest priority.

The Company has determined the appropriate level of the hierarchy and applied it to its financial assets and liabilities. At December 31, 2020 and 2019, there were no assets or liabilities carried or measured at fair value. Accounts receivable and accounts payable are measured at amortized cost. Some of the Company’s financial instruments are not measured at fair value on a recurring basis but are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: cash and cash equivalents, net receivables, prepaid expense, accounts payable, and other current liabilities.

Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-2, Leases (Topic 842) which will require lessees to recognize on the consolidated balance sheet the assets and liabilities for the rights and obligations created by those leases with term of more than twelve months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. The new ASU will require both types of leases to be recognized on the consolidated balance sheet. The ASU also will require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements, providing additional information about the amounts recorded in the consolidated financial statements. The ASU became effective for years beginning after December 15, 2018 and for interim periods within those years.

The Company adopted the new lease accounting standard, ASC Topic 842, Leases (“ASC 942”), from January 1, 2019 using the modified retrospective transition approach through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedients. The Company categorizes leases with contractual terms longer than twelve months as either operating or finance lease. However, the Company has no finance leases for any of the periods presented.

In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2016-08, “Revenue from Contracts with Customers - Principal versus Agent Considerations”, in April 2016, the FASB issued ASU No. 2016-10, “Revenue from Contracts with Customers (Topic 606) - Identifying Performance Obligations and Licensing” and in May 9, 2016, the FASB issued ASU No. 2016-12, “Revenue from Contracts with Customers (Topic 606)”, or ASU 2016-12. This update provides clarifying guidance regarding the application of ASU No. 2014-09 - Revenue from Contracts with Customers which is not yet effective. These new standards provide for a single, principles-based model for revenue recognition that replaces the existing revenue recognition guidance. In July 2015, the FASB deferred the effective date of ASU 2014-09 until annual and interim periods beginning on or after December 15, 2017. It has replaced most existing revenue recognition guidance under U.S. GAAP. The ASU may be applied retrospectively to historical periods presented or as a cumulative-effect adjustment as of the date of adoption.

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The Company adopted Topic 606 using a modified retrospective approach and was applied prospectively in the Company’s financial statements from January 1, 2018 forward. The Company recognizes revenue at the point in time when control of the products is transferred to the customer at the estimated net consideration for which collection is probable, taking into account the customer's rights to rights to return unsold product.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements.

Foreign Currency Translations

The reporting currency of the Company is U.S. dollars. The Company uses MOP as its functional currency. The results of operations and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at the unified exchange rates at the balance sheet dates, and equity is translated at the historical exchange rates. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding accounts on the balance sheets. Translation adjustments resulting from this process are included in accumulated other comprehensive income in the statements of stockholders’ equity.

Luz’s functional currency is MOP. Assets and liabilities were translated at 7.98 MOP and 8.02 MOP to $1.00 at December 31, 2020 and 2019, respectively. The equity accounts were stated at their historical rates. The average translation rates applied to income statements for the years ended December 31, 2020 and 2019 were 7.99 MOP and 8.02 MOP to $1.00, respectively. Cash flows are also translated at average translation rates for the period; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Epsium HK’s functional currency is HKD. Assets and liabilities were translated at 7.75 HKD to $1.00 at December 31, 2020. The equity accounts were stated at their historical rates. The average translation rates applied to income statements for the year ended December 31, 2020 was 7.76 HKD. Cash flows are also translated at average translation rates for the period; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Translation adjustments for the years ended December 31, 2020 and 2019 were $365,599 and $(24), respectively. The cumulative translation adjustment and effect of exchange rate changes on cash for the years ended December 31, 2020 and 2019 were $365,575 and $(24), respectively. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Off-balance Sheet Commitments and Arrangements

Lease commitment

The Company has entered into a lease agreement for its office with a lease period ranging from August 2017 to August 2022. Total commitment for the full term of the lease will be $155,059. The contract does not stipulate lease option extension. The Company uses the bank loan interest rate as the discount rate.

Year Ended December 31, 2020
Lease Cost
Operating lease cost (included in general and administration in the Company’s consolidated statement of operations)	$39,362

Other Information
Cash paid for amounts included in the measurement of lease liabilities for the year ended December 31, 2020	$42,949
Remaining lease term – operating leases (in years)	1.60
Average discount rate – operating leases	5.38%

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The Company has entered into a lease agreement for its warehouse with a lease period ranging from May 2020 to April 2027. Total commitment for the full term of the lease will be $331,650. The contract does not stipulate lease option extension. The Company uses the bank loan interest rate as the discount rate.

Year Ended December 31, 2020
Lease Cost
Operating lease cost (included in general and administration in the Company’s consolidated statement of operations)	$31,573

Other Information
Cash paid for amounts included in the measurement of lease liabilities for the year ended December 31, 2020
$35,109
Remaining lease term – operating leases (in years)	6.33
Average discount rate – operating leases	5.25%

After the adoption of ASC842, the operating lease right-of-use asset and the operating lease liabilities as of December 31, 2020 and 2019 are as below:

	As of December 31,
	2020	2019
Right-of-use assets	$362,330	$101,162
Total operating lease assets	$362,330	$101,162

Short-term operating lease liabilities	$79,458	$39,328
Long-term operating lease liabilities	297,325	67,292
Total operating lease liabilities	$376,783	$106,620

Maturities of the Company’s lease liabilities are as follows:

Operating Leases
Years ending December 31,
2021	$97,390
2022	83,408
2023	57,454
2024	57,454
2025 and after	140,444
Total lease payments	436,150
Less: Imputed interest/present value discount	59,368
Present value of lease liabilities	$376,782

Contingencies

The Company is currently not a party to any material legal proceedings, investigation or claims. However, the Company, from time to time, may be involved in legal matters arising in the ordinary course of its business. While management believes that such matters are currently not material, there can be no assurance that matters arising in the ordinary course of business for which the Company is or could become involved in litigation, will not have a material adverse effect on its business, financial condition or results of operations.

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Summary of Significant Accounting Policies

Basis of Presentation and Organization

The financial statements of the Company for the years ended December 31, 2020 and December 31, 2019 have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Cash and Cash Equivalents

The Company considers cash and all highly liquid debt instruments with a maturity date of three months or less (at date of purchase) to be cash and cash equivalents.

Accounts Receivable

Accounts receivable represents amounts due from marketing, sale and distribution of the wine products and are recorded net of allowance for doubtful accounts.

The Company markets, sells and distributes wine products, such receivables are recorded as account receivable.

Other than the accounts receivable arising from the marketing, sale and distribution of wine products, the Company considers many factors in assessing the collectability of its account receivable, such as the age of the amounts due, the payment history, creditworthiness and financial conditions of the customers and industry trend, to determine the allowance percentage for the overdue balances by age. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debt and actual bad debts. If there is strong evidence indicating that the accounts receivable are likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

The accounts receivable with the collection period over one year are classified into other non-current assets in the balance sheets. Allowance for bad debts as of December 31, 2020 and 2019 were $0 and $0, respectively.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant accounting estimates are used for, but not limited to, realization of deferred tax assets, recoverability of the carrying value of long-lived assets, allowance for doubtful accounts, slow-moving and obsolete inventory reserve, depreciable lives of property and equipment and the discount rate for leases, Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the financial statements in the period they are determined.

Revenue Recognition

On January 1, 2018, the Company adopted Financial Accounting Standards Board, or FASB, Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, or ASC 606, using the modified retrospective method.

The Company earns revenues through the marketing, sale and distribution of wine products. Effective January 1, 2018, the Company adopted ASC 606 and recognizes revenue at the point in time when control of the products is transferred to the customer at the estimated net consideration for which collection is probable, taking into account the customer's rights to rights to return unsold product. Transfer of control occurs either when products are shipped to or received by the distributor or direct customer, based on the terms of the specific agreement with the customer, if the Company has a present right to payment and transfer of legal title and the risks and rewards of ownership to the customer has occurred. For most of the Company's product sales, transfer of control occurs upon shipment to the distributor or direct customer. In assessing whether collection of consideration from a customer is probable, the Company considers the customer's ability and intention to pay that amount of consideration when it is due. Payment of invoices is due as specified in the underlying customer agreement, typically 30 days from the invoice date, which occurs on the date of transfer of control of the products to the customer. Since payment terms are less than a year, the Company has elected the practical expedient and does not assess whether a customer contract has a significant financing component.

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A five-step approach is applied in the recognition of revenue under ASC 606: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

In accordance with ASC 606, the Company evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Company is a principal, that the Company obtains control of the specified goods or services before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When the Company is an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, the revenues should be recognized in the net amount for the amount of commission which the Company earns in exchange for arranging for the specified goods or services to be provided by other parties. Revenues are recorded net of value-added taxes.

The Company recognizes the products revenues from retail business on a gross basis as the Company is acting as a principal in these transactions is responsible for fulfilling the promise to provide the specified goods.

Leases

Before January 1, 2019, the Company adopted ASC Topic 840 (“ASC 840”), Leases, and each lease is classified at the inception date as either a capital lease or an operating lease.

The Company adopted the new lease accounting standard, ASC Topic 842, Leases (“ASC 842”), from January 1, 2019 using the modified retrospective transition approach through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedients. The Company categorizes leases with contractual terms longer than twelve months as either operating or finance lease. However, the Company has no finance leases for any of the periods presented.

Right-of-use (“ROU”) assets represent the Company’s rights to use underlying assets for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the lease at the commencement date. As the implicit rate in lease is not readily determinable for the Company’s operating leases, the Company generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company accounts for lease and non-lease components separately.

Comprehensive income/(loss)

Comprehensive income/(loss) is defined as changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments from stockholders and distributions to stockholders . Comprehensive income/(loss) for the periods presented includes net income/(loss), change in unrealized gains/(losses) and foreign currency statement translation gains/(loss).

Fair Value Measurements

The Company applies the provisions of ASC 820-10, “Fair Value Measurements and Disclosures.” ASC 820-10 defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. For certain financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable and short-term debt, the carrying amounts approximate fair value due to their relatively short maturities. The carrying amounts of the long-term debt approximate their fair values based on current interest rates for instruments with similar characteristics.

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The three levels of valuation hierarchy are defined as follows:

Level 1: Valuations consist of unadjusted quoted prices in active markets for identical assets and liabilities and has the highest priority;

Level 2: rely on quoted prices in markets that are not active or observable inputs over the full term of the asset or liability;

Level 3: Valuations are based on prices or third party or internal valuation models that require inputs that are significant to the fair value measurement and are less observable and thus have the lowest priority.

The Company has determined the appropriate level of the hierarchy and applied it to its financial assets and liabilities. At December 31, 2020 and 2019, there were no assets or liabilities carried or measured at fair value. Accounts receivable and accounts payable are measured at amortized cost. Some of the Company’s financial instruments are not measured at fair value on a recurring basis but are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include cash and cash equivalents, net receivables, prepaid expense, accounts payable, and other current liabilities.

Advertising Expense

Advertising costs are expensed as incurred. For the years ended December 31, 2020 and 2019, the Company incurred advertising costs of approximately $826 and $2,989, respectively.

Inventories

The Company values its inventories at the lower of cost or net realizable value. Net realizable value is based on estimated selling prices less further costs expected to be incurred for completion and disposal. Inventories are the finished goods or commodities that the Company holds to sell. Inventories include finished goods (commodities) and costs to fulfil contracts etc.

The Company used weighting average method for the inventories. Inventory reserves are provided to cover risks arising from slow-moving items. The estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions.

At each balance sheet date, inventories are measured at the lower of cost and net realizable value. When the cost of inventory exceeds its net realizable value, provision for diminution in value of inventories is recognized. The Company usually recognizes provision for diminution in value of inventories on the basis of a single inventory item. For the inventory items of large quantity and low price, the Company recognizes provision for diminution in value of inventories based on inventory categories.

The Company adopts the perpetual inventory system. Low-cost consumables and packaging materials are amortized by the once-off amortization method.

Convenience Translation

The company’s functional currency is MOP. Translations of the balance sheets, the statements of operations and comprehensive income/(loss) and the statements of cash flows from MOP into US$ as of and for the years ended December 31, 2020 and 2019 are solely for the convenience of the readers and were calculated at the rate of USD $1.00 to MOP $7.98 and $8.02, respectively. No representation is made that the translated amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020 and 2019, or at any other rate.

Income Taxes The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

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Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption under ASC 740 effected the tax liabilities from uncertain income tax position on the Company’s financial statements.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and impairment. Fixed assets are stated at cost less accumulated depreciation and impairment. Fixed assets are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful lives
Motor Vehicle	5 years
Renovation	5 years
Equipment	5 years
Furniture & Fixture	5 years

Repairs and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of fixed assets are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the statements of operations and comprehensive income/(loss)

Impairment of Long-lived assets

Long-lived assets, which include equipment and amortizable intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that an asset may not be recoverable. Long-lived assets evaluated for impairment are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest charges) is less than the carrying value of the assets, the assets are written down to the estimated fair value, and such loss is recognized in income from continuing operations in the period in which the determination is made. Management has determined that no impairment of long-lived assets exists as of December 31, 2020 and 2019.

Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-2, Leases (Topic 842) which will require lessees to recognize on the consolidated balance sheet the assets and liabilities for the rights and obligations created by those leases with term of more than twelve months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. The new ASU will require both types of leases to be recognized on the consolidated balance sheet. The ASU also will require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements, providing additional information about the amounts recorded in the consolidated financial statements. The ASU became effective for fiscal years beginning after December 15, 2018 and for interim periods within those fiscal years.

The Company adopted the new lease accounting standard, ASC Topic 842, Leases (“ASC 942”), from January 1, 2019 using the modified retrospective transition approach through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedients. The Company categorizes leases with contractual terms longer than twelve months as either operating or finance lease. However, the Company has no finance leases for any of the periods presented.

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In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2016-08, “Revenue from Contracts with Customers - Principal versus Agent Considerations”, in April 2016, the FASB issued ASU No. 2016-10, “Revenue from Contracts with Customers (Topic 606) - Identifying Performance Obligations and Licensing” and in May 9, 2016, the FASB issued ASU No. 2016-12, “Revenue from Contracts with Customers (Topic 606)”, or ASU 2016-12. This update provides clarifying guidance regarding the application of ASU No. 2014-09 - Revenue from Contracts with Customers which is not yet effective. These new standards provide for a single, principles-based model for revenue recognition that replaces the existing revenue recognition guidance. In July 2015, the FASB deferred the effective date of ASU 2014-09 until annual and interim periods beginning on or after December 15, 2017. It has replaced most existing revenue recognition guidance under U.S. GAAP. The ASU may be applied retrospectively to historical periods presented or as a cumulative-effect adjustment as of the date of adoption.

The Company adopted Topic 606 using a modified retrospective approach and was applied prospectively in the Company’s financial statements from January 1, 2018 forward. The Company recognizes revenue at the point in time when control of the products is transferred to the customer at the estimated net consideration for which collection is probable, taking into account the customer's rights to rights to return unsold product.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

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BUSINESS

Overview

Epsium Enterprise Ltd. (“Epsium BVI”) was incorporated in the British Virgin Island in March 2020, and primarily conducts business through its 99% owned subsidiary, Companhia de Comércio Luz Limitada (“Luz”), acquired in May 2021. Luz was incorporated under the laws of Macau in February 2010, with a registered capital of MOP $25,000. Our goal is to provide beverage products to customers.

Luz is an import trading and distributor of wines & spirits in Macau. The company provides imported wines & spirits of world-class quality and excellent services to its clients. Luz is committed to meeting customer needs and putting customer care as its first priority. It has successively introduced world-renowned brands of wine, Scotch whisky, French cognac, and Chinese white wines. In 2020, it officially became the general agent of the famous Chinese white wine "Xijiu" series products in Macau, and achieved the goal of increasing brand sales in 2020.

Taking advantage of the fact that Macau’s economy and tax income mainly come from the gaming industry, most revenue of the gaming industry comes from the VIP room of casinos, and gamblers who visit the VIP room are consumers of luxury goods, such as alcohol, cigarettes, the Company provided products (e.g. Remy Martin and Macallan, etc.) that gaming companies and hotels need to enhance their image, and are the must-haves in VIP rooms.

Regarding the Macau alcoholic beverage market where Luz is located, the consumption is concentrated on mainland Chinese tourists; according to the statistics released by the DSEC (Macau SAR Statistics and Census Service), in 2020, the total number of tourists coming from the mainland to Macau is 4,754,239, accounting for 80.6% of the total annual number of tourists coming to Macau. Due to the convenient geographical location of Macau (close to the coast of Guangdong), Chinese tourists traveling to and from Macau have become the natural customers and strong consumers for our products.

The Company firmly believes in putting customer care as its first priority, providing its customer quality products, and continuously meeting the market needs with new products and service. With a management team that has more than 15 years of wines & spirits distribution and marketing experience, a keen market sense, timely marketing strategy, Luz opened the Macau sales market for Rémy Martin, MACALLAN and a variety of wines. In the past 3 years, the company has held an important leadership position in local industry with its product offering, customer service and innovative thinking.

Not only does the Company believe in attracting tourists and customers from mainland, it also derives significant revenue locally. For example, major supermarket chains have 10 to 20 stores that sell a variety of wines and spirits on the market. They form a basic alcohol consumption channel with restaurants, restaurants, bars, clubs, and retail stores. According to Macau statistics, in the past few years, the annual growth rate of tourism to Macau's GDP has doubled, and the food and beverage industry accounts for approximately 20% of tourist spending budgets.

Personalized service is the core value of Luz. The Company provides a rich product line and extensive sales channels. As a result, business volume and profit increased on average every year. The distribution channels of Luz cover most of Macau, including supermarkets chain, retail stores, clubs, restaurants, food courts, bars, hotels and gaming companies. Luz’s products are in high demand since they are considered as customers’ necessities for the market in Macau.

Our Products

Our products available for sale come from France, Chile, Australia, China, USA and Scotland, etc. The brands include Remy Martin Cognac, Cointreau, Piper Heidsieck Champagne, French Fine Wines (Petrus, Lafite, Latour, Mouton, Margaux, Lynch Bages), Xijiu, Wuliangye, Moutai, and Red & White Wines, etc. All products are sold to the customers through formal and legal channels on the premise of original imported basis. The distribution channels of Luz cover most of the areas in Macau and Taipa, including the chain supermarkets, stores, clubs, restaurants, food courts, bars, hotels and major gaming companies.

Our Services

All products are sold to the customers through formal and legal channels in their original imported form. The distribution channels of Luz cover most of the areas in Macau and Taipei. Our customers include popular supermarkets and local wholesalers, such as Tai Fung International (Group) Company Ltd., Sunsco Supermarket, Vang Kei Supermarket Company Ltd., and hotels, casinos and gaming companies, such as the Grand Hyatt Macau, the Countdown Hotel, Morpheus, the Venetian Macau Resort Hotel and MGM Macau.

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The products are sold directly to these entities with agreed prices. After the sale department received the purchase order, the goods would be delivered to clients’ warehouses or stores or collected from company’s warehouse.

The core value of Luz lies in the concept of customer first. Luz often suggests appropriate promotion plans to hotels, casinos or supermarkets, such as points redemption activities, helping them to attract more customers and achieve a win-win effect.

Luz’s sales method is using its products to lead the market. In addition to selling well-known spirits to customers, it also introduces new product, such as Xijiu liquor (from Kweichow Moutai), to open up more market space and increase turnover. In 2020, Luz introduced Xijiu as the new brand of Chinese liquor in entertainment venues, and successfully displayed the Xijiu series products in the casino showcase. Xijiu becomes one of the Chinese liquor brand to be provided in all premium casinos.

Corporate Information

Our principal executive office is located at Alameda Dr. Carlos D’assumpcao, Edf China Civil Plaza 235-243, 14 Andar P, Macau, SAR China, and our phone number is +853-2857 5252. We maintain a corporate domain name at luzmacau.com. The information contained in, or accessible from, our domain name or any other website does not constitute a part of this prospectus.

There is currently no public trading market for our ordinary shares. A public market may never develop, or, if any market does develop, it may not be sustained. We intend to apply for quotation our ordinary shares on the OTCQB after the effectiveness of this registration statement, but we cannot assure you that we will be successful or that a liquid public market for our ordinary shares will develop.

Our History and Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus:

Epsium BVI was incorporated under the laws of British Virgin Islands on March 24, 2020, formerly known as Shengtao Investment Development Limited. On April 23, 2021, the Company changed its name to Epsium Enterprise Limited. Under our Memorandum and Article of Association adopted on August 26, 2021, we increased our authorized shares from 50,000 shares to 1,000,000,000 shares, including 800,000,000 ordinary shares and 200,000,000 preferred shares, par value $0.00002 per share. In August 2020, we issued a total of 54,000,000 ordinary shares to our founder Son I Tam, who is the sole director. From September 7 to September 15, 2021, we sold through a Regulation S offering a total of 6,002,670 ordinary shares to 75 shareholders, at a price of $0.02 per share for an aggregate purchase price of $120,053.40.

Epsium HK was incorporated on December 3, 2020 under the laws of Hong Kong, SAR China, with 80% of the equity interest held by Epsium BVI, 19% by individual Son I Tam, and 1% by individual Chi Long Lou. Epsium HK is currently not engaging in any active business and merely acting as a holding company.

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Luz was incorporated on February 24, 2010 in Macau, under the laws of Macau, SAR China, with 80% of the equity interest held by Epsium HK, and 20% by individual Son I Tam. The registered principal activities of Luz include wine and liquor import and export.

Competitive Strengths

Macau, our primary market, is the world's richest city by GDP

Macau is the world's second-highest GDP city. The government focused on the construction of its urban planning and support, such as the reconstruction of customs facilities, the construction of a fourth cross-sea bridge connecting Macau to Taipa region, which has already commenced, improve airport passenger traffic. China focuses on building the Hengqin Industry Service Base near Macau as the world's financial center. These infrastructure objectives are to alleviate the traffic situation in Macau, thereby enhancing the passenger/tourist capacity. The number of tourists is a major factor to benefit Macau's economy.

One-third of the major casino & hotel projects are still under construction, including Wynn Palace-Crystal Pavilion, Sands-Londoners, Galaxy Phase III and IV projects. All these are funded by internationally renowned groups and sufficient to demonstrate Macau's development potential.

Since most of products are distributed locally and serve the tourists, we are optimistic that Macau’s geographical advantage to mainland tourists and future plans to build entertainment venues will provide room for a high demand for our products and services.

Our management has more than 15 years of experience in wines & spirits sales

The founder of the Company has seasoned knowledge in the sales and marketing of wine and spirits and has held senior business management position in a sales company representing the Remy Martin brand in Macau and introduced Macallan Whisky into the Macau market successfully. He also has more than 15 years of experience in wines & spirits sales, gaining the insight that enables him to foresee the market needs and can direct the execution of a suitable marketing scheme.

We are recognized by distributors and clients at all levels

Luz keeps on suggesting appropriate promotion plans and consignment programs to casinos, hotels or supermarkets, such as points redemption activities. From the view of Luz clients, these plans or activities have played an important role in retaining their customers and increasing the customer flow. This reinforces its customer-oriented marketing, strengthens the relationships with the clients and improve its recognition in the public. As a result, many new hotels or companies often take the initiative to contact Luz for trade cooperation. For example, in 2020, Luz became the official agent of the famous Chinese liquor “Xijiu” series in Macau.

Introduce new products and open up more market space

Due to Macau's small population, good networking lays the foundation of Luz’ unique sales model. Luz sales team master this point. We, together with the CEO, marketing director and even warehouse clerk, have professional and diligent service attitude to establish cooperative relations with the customers. The rapport we build with each other results in a smooth communication and efficient business operation.

The Company’s products have become necessities of customers, achieving "product leadership in the market"

The products Luz distribute, such as Remy Martin and Macallan, among others, are popular choices in VIP rooms. Gaming companies and hotels need these alcoholic products to enhance their brand image. The main customers of Luz include major gaming companies in Macau that occupy very high market share.

The company has a good reputation in the international industry and significant advantages in terms of ordering conditions

Having many years of operation and management experience in import and trading sector, Luz has developed global logistics and customs clearance experiences. In the field of international trade, we have had business transactions with suppliers all over the world and often purchases target products in large quantities. We have established long-term cooperative relations with them and gained recognition and fame in the industry with various suppliers, who are willing to provide the products as requested.

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High-end customer base will increase as more large casinos are expected to open in the next three years

One-third of the major casino & hotel projects in Macau are still under construction, including but are not limited to Wynn Palace-Crystal Pavilion, Sands-Londoners, Galaxy Phase III and IV projects. All of these projects are funded by internationally renowned groups and sufficient to demonstrate Macau's development potential. Many high rollers and VIPs around the world frequently visit the casinos, and they are also the high-end consumers of the wine industry.

We have built a comprehensive business network in the industry.

Our advisors, partners, and industry experts have played critical roles in driving our business advances. Their knowledge and expertise are the valuable resources that help build our brand image.

Growth Strategy

Products leading the market

Luz’ sales method is using its products to lead the market. In addition to selling well-known spirits to customers, it also introduces new product, such as the Xijiu liquor (from Kweichow Moutai), to open up more market space and increase turnover. In 2020, Luz introduced Xijiu as the new brand of Chinese liquor in entertainment venues, and successfully displayed the Xijiu series products in the casino showcase. Xijiu becomes one of the Chinese liquor brand to be provided in all premium casinos.

Luz also makes sure that its diversified product line reaches customers via all channels of the services industry such as chain supermarkets, stores, clubs, restaurants, food courts and gaming companies. By covering most areas in Macau, its products have become customers’ necessities in the entertaining business.

Strengthen existing strategic partnerships and establish more alliances

Our principal strategy is that our business solicitation and expansion is partly supported by regional marketing teams and local importing/exporting partners. Their collective contributions allow us to expedite our business development and concentrate more on central functions and business management. In the future, we plan to continue to build our industry network and collect more resources to offer diversified event and services, and to expand our service to more industry players and customers alike.

Recent Development

Company strived to turn COVID-19 into an opportunity to grow. The management made a careful assessment of the impact and uncertainty brought about by the pandemic and adjusted the annual operating strategy in due course. Specifically, we adopted a more controllable form, which is to combine front-end sales orders with local distribution. The business is transferred to local sales accordingly. As the demand for high-end luxury products decreased during the pandemic, Luz concentrated on the sale of low- & medium-priced products, which generated sizeable income. Although the gross profit is not as high as before the pandemic, the sales volume of products has increased.

Industry

Macau's economy is highly supported by the gaming industry, a total of 6 gaming companies are operating: SJM, Venetian, Wynn, Galaxy Entertainment, Melco, MGM. The updated figures from the DSEC (Macau SAR Statistics and Census Service) revealed that the receipts through the gaming taxes throughout 2020 took up around 62.8% of overall current revenue in Macau. Luz has 5 gaming companies to be its main customers, possessing more than 90% market share.

According to a report issued by the National Bureau of Statistics of China, in 2020, the national per capita consumption expenditure of residents was 21,210 RMB, of which the national per capita consumption expenditure of food, tobacco and alcohol was 6,397 RMB, an increase of 5.1%, accounting for 30.2% of the per capita consumption expenditure.

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IWSR (International Institute of Wine and Spirits) public information shows that China is the world's second largest alcohol consumption market. According to CBNData, Guangdong is the province with the highest proportion of alcohol consumption in 2018 and 2019, and Guangdong Province sits on two first-tier cities, Shenzhen and Guangzhou.

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Regarding the Macau alcoholic beverage market where Luz is located, the consumption is concentrated on mainland Chinese tourists; according to the statistics released by the DSEC (Macau SAR Statistics and Census Service), in 2020, the total number of tourists coming from the mainland to Macau is 4,754,239, accounting for 80% of the total annual number of tourists coming to Macau. Due to the convenient geographical location of Macau (close to the coast of Guangdong), Chinese tourists traveling to and from Macau have become the natural customers and strong consumers for our products.

Macau’s economy and tax income mainly come from the gaming industry, and most revenue of the gaming industry comes from the VIP room. The growth of gaming business facilitates the wine demand in Macau. Especially, the high expensive brand wines & spirits are consumed progressively as the new restaurants and hotels are operated in the gaming companies’ resorts. This is also the result of many high rollers and VIPs around the world constantly visiting the casinos. They are the high-end consumers of the wine industry. The gamblers who visit the VIP room are consumers of luxury goods, such as alcohol, cigarettes, etc. The products provided by Luz (e.g. Remy Martin and Macallan, etc.) are the must-haves in VIP rooms. Gaming companies and hotels need these wines products to enhance their image.

In addition, major supermarket chains have 10 to 20 stores that sell a variety of wines and spirits on the market. They form a basic alcohol consumption channel with restaurants, restaurants, bars, clubs, and retail stores. According to Macau statistics, in the past few years, the annual growth rate of tourism to Macau's GDP has doubled, and the food and beverage industry accounts for approximately 20% of tourist spending budgets.

Competition

At present, many other liquor supply companies have been set up and targeting the Chinese customers. As a result, we are facing and expect to continue facing extensive competition from competitors of a similar scale in the same or similar industries and sectors.

Additionally, there has been a rise of non-alcoholic liquors, which is bound to share the market share of low- alcoholic products.

Our main competitors as third-party wine & spirits distributors are Seapower Trading Co. Ltd. and Good time Limited. Our main competitors in non-alcoholic beverages are Telford International Company Limited and Swire Coca-Cola Ltd., which has a total of 15 brands including Coca-Cola, Sprite, Fanta, Schweppes, Bonaqua, Minute Maid, Aquarius, and Chun. Tea house, Fuze tea, Hi-C, HealthWorks, Glaceau Vitaminwater, Georgia, Zico and Appletiser; a total of more than 70 different flavors of drinks are provided to consumers. As to Seapower Trading Co. Ltd. and Good time Limited, they are agent for products such as Martell and Perrier Jouet, Hennessy and Veuve Chicquot, under which are not the brands Luz is conducting sales. Furthermore, the inclusion of different brands can alternatively provide more market space to Luz, which has a unique product line with Moutai and XiJiu (from Kweichow Moutai). As to the non-alcoholic beverage, the current market status indicates that non-alcoholic beverages still do not have the same amount of influence over the alcoholic beverages as the latter has long been deemed irreplaceable in the entertainment and gaming industry.

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Suppliers

We consider our major supplier to be those suppliers that accounted for more than 10% of our overall purchasing. We had two such suppliers during the fiscal years ended December 31, 2020. Its respective percentage of our total purchases is as follow.

No.	Name of Supplier	Percentage of Total Purchases
1	Supplier A	42.4%
2	Supplier B	38.1%

We had one such supplier during the fiscal year ended December 31, 2019. Its respective percentage of our total purchases is as follow.

No.	Name of Supplier	Percentage of Total Purchases
1	Supplier C	83.8%

Customers

We consider our major customers to be those customers that accounted for more than 10% of our sales revenue. We had two such customers during the fiscal year ended December 31, 2020. Its respective percentage of our total revenues are as follows.

No.	Name of Customer	Proportion of Total Sales
1	Customer A	28.3%
2	Customer B	16.9%

We have a healthy and cooperative relationship with Melco Group. Luz has signed the distribution agreement with the distributor of Melco group, who operates casino and gaming facilities at Altira, City of Dream, Studio City and the Mocha Clubs.

We had three such customers during the fiscal year ended December 31, 2019. Their respective percentages of our total revenues are as follows.

No.	Name of Customer	Proportion of Total Sales
1	Customer C	60.0%
2	Customer D	14.1%
3	Customer E	10.6%

Marketing and Sales

Fully implementing our concept of customer first, Luz takes the initiative to suggest appropriate promotion plans to hotels, casinos or supermarkets, such as points redemption activities, thereby helping our clients to attract more customers. As a result of our customized service, we have gained such fame in the market that many newly opened hotels or companies will take the initiative to contact Luz for trade cooperation.

Additionally, we strive to lead the market by introducing unconventional new products, such as Xijiu liquor (from Kweichow Moutai), thereby opening up more market space and increasing turnover.

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Employees

As of the date of this prospectus, we have 13 full time employees on our payroll, among which 3 are in general administration, 2 in accounting and finance, 5 in operation management, 2 in project management, and 1 in board of directors.

Division	Responsibilities	Number of Employees
General Administration	Business administration, human resources, filing and archiving, legal review, and daily procurement.	3
Accounting & Finance	Asset management, bookkeeping, budgeting, and clearing	2
Operation Management	Online promotion and offline execution.	5
Project Development	Project assessment, project management and supervision, project collaboration and implementation	2
Board of Directors	Anything encompassed under Administrative Authority in the Articles of Association of Luz	1
Total		13

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees and we have not experienced any major labor disputes.

Insurance

The Company has purchased insurance as follows:

	Insured Type	Address	Coverage
1	Office	Alameda Dr. Carlos D’assumpcao, Edf China Civil Plaza 235-243, 14 P, Macau	Decoration, computer, office equipment and goods (wines & spirits)
2	Warehouse	Rua da Doca dos Holandeses 16-28 Ind. Oceano (Bloco 2) 12D, Macau	Goods (wines & spirits)
3	Employees	–	Work accident or occupational disease accident insurance

Seasonality

Not applicable.

Inflation

Inflation has not had much influence on our business because our supply orders and sales orders are both based in MOP, and we do not anticipate that inflation will materially affect our business in the foreseeable future.

Legal Proceedings

To the best of our knowledge, our director or officer has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our director and officer has not been involved in any transactions with us or any of our affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC.

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Description of Property

Our Properties and Facilities

Lease commitment

As of December 31, 2020, our lease commitments consisted of the following:

On July 20, 2017, the individual shareholder of Luz, Son I Tam, had entered into an office leasing agreement with Ngai Meng Wong, located at Alameda Dr. Carlos D’assumpcao, Edf China Civil Plaza 235-243, 14 P, Macau. The lease has a term from August 7, 2017 to August 6, 2022. The property is 96.52 square meter. The rent is currently HK$27,750 per month, from August 7, 2019 to August 6, 2021, and will be HK$30,525 per month from August 7, 2021 to August 6, 2022. On April 28, 2020. Luz had entered into a warehouse leasing agreement with individual Weng Keong Chu, located at Rua da Doca dos Holandeses 16-28 Ind. Oceano (Bloco 2) 12D, Macau. The lease has a term from May 1, 2020 to April 30, 2027. The property is 3,000 square feet and the rent is currently HK$33,000 per month, from May 1, 2020 to April 30, 2022, will be HK$36,000 per month from May 1, 2022 to April 30, 2025, and will be HK$38,000 per month from May 1, 2025 to April 30, 2027.

Intellectual Property

As of the date of this prospectus, the Company has a domain name registered at luzmacau.com. The Company does not have any registered copyrights, trademark or domain names.

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REGULATION

This section sets forth a summary of the most significant rules and regulations that affect our business activities in Macau or our shareholders’ rights to receive dividends and other distributions from us.

Macau Gaming Commission

The Macau Gaming Commission was created by the Chief Executive’s Dispatch No. 120/2000 on 4 July 2000, which was further amended by Dispatch No. 38/2010. The Gaming Commission is a specialized commission that directly reports to and presided over by the Chief Executive of the Macau government. It is responsible for formulating policies and facilitating the development of Macau’s gaming operations and relevant regulatory framework.

Macau Gaming Law

The Macau Gaming Law established the legal framework and principal rules for the operation of casino games in Macau. The main objectives of the Macau Gaming Law are (i) concessionaires and sub-concessionaires carry on adequate operation of casino games or other forms of gaming, (ii) parties involved in the operation, management and supervision of casino games or other forms of gaming function adequately and undertake respective responsibilities, (iii) operation of casino games or other forms of gaming is performed in a just and honest manner without criminal influences and (iv) Macau’s public interests relating to special gaming tax and other contributions are well protected by maintaining effective controls and procedures. It further sets forth principal rules for the concession regime and provides for obligations of the concessionaires including submitting their accounts and records and special gaming tax to the Macau government.

The Macau Gaming Law further sets forth principal rules for the concession regime and obligations of the concessionaires and sub-concessionaires. The concession regime restricts the operation of casino games to private companies incorporated in Macau that have concessions granted by the Macau government pursuant to the concession contracts and applicable gaming laws and regulations. Pursuant to the Macau Gaming Law, the Macau government granted concessions to SJM, Wynn Macau and Galaxy under an international public tender. It is provided under the concession contracts that the concessionaires are prohibited from entering into sub-concessions without the authorization of the Macau government. The Macau government has authorized three sub-concessions, one by Galaxy to Venetian Macau, one by SJM to MGM Grand Paradise and one by Wynn Macau to Melco Crown Gaming. The Macau government has stated in public announcements that only three sub-concessions will be permitted.

Compulsory Licensing And Registration Requirements For VIP Gaming Promoters

As required by the DICJ pursuant to the Gaming Promoters Regulation, gaming promoters in Macau are required to obtain and maintain gaming promotion licenses. A letter of intent from a concessionaire or sub-concessionaire who intends to work with the gaming promoter is typically required in order to obtain a gaming promoter license. After obtaining their gaming promoter license, gaming promoters would enter into a contract with the concessionaire or sub- concessionaire. Gaming promoters are required to be registered with at least one concessionaire or sub-concessionaire, unless otherwise restricted by the contract.

In order to obtain a license for gaming promotion, the applicant must submit its application for suitability assessment by the DICJ, which includes assessment of the suitability of the gaming promoters’ key employees. When the gaming promoter is a commercial partnership or a company, the suitability of the gaming promoter’s directors and shareholders holding 5% or more of the share capital is also assessed. Suitability must be maintained for as long as the gaming promoter remains active. A gaming promoter license is valid until December 31 in the year it is granted and can be renewed each year upon submission of an application to the DICJ. The renewal application includes a signed declaration by the legal representative of the relevant concessionaire that it is the intention of the concessionaire to work with such gaming promoter in the following year. Gaming promoters that are sole proprietors are subject to compulsory assessment of their suitability every three years, and gaming promoters that are commercial partnerships or companies are subject to compulsory assessment every six years. Extraordinary suitability assessments may also be conducted by the DICJ.

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Concessionaires and sub-concessionaires are jointly liable to the Macau government for the activities conducted by the gaming promoters, gaming promoters’ employees and collaborators within their respective casino premises. Gaming promoters are jointly liable for the activities of their employees and collaborators within the casino premises of concessionaires and sub-concessionaires and for their compliance with applicable laws and regulations. Failure by the gaming promoters or the concessionaires or sub-concessionaires to fulfil their major obligations under the Gaming Promoters Regulation may result in the following consequences:

•	the issue of a non-suitability report;

•	refusal to grant a new gaming promotion license or to renew an existing license;

•	upon notice by the concessionaire or sub-concessionaire to the DICJ, suspension of gaming promotion activities; and

•	administrative liability arising out of violation of the Gaming Promoters Regulation without prejudice of contractual liability of the gaming promoter towards the concessionaire.

Anti-Money Laundering Regulations

Macau has been a member of the Asia/Pacific Group on Money Laundering (“APG”) since 2000. As a member of APG, Macau undertook, between 1990 and 2004, to implement the 40 recommendations and nine special recommendations of the Financial Action Task Force on Money Laundering (“FATF”), an inter-governmental body created in 1989 to develop and promote policies to combat money laundering and terrorist financing. As at July 24,2007, the APG and Offshore Group of Banking Supervisors (“OGBS”), in their “Mutual Evaluation Report on Macau, China Against the FATF 40 Recommendations (2003) and 9 Special Recommendations,” determined that, despite non- compliance with Special Recommendation 9 relating to cross-border declaration and disclosure, Macau had demonstrated a strong commitment towards implementing laws and institutional bodies to enhance its compliance with international anti-money laundering standards. The Legislative Assembly of Macau approved a new anti-money laundering law on March 23, 2006 to combat money laundering by further strengthening the record-keeping and reporting requirements relating to suspicious activities.

The following are the pertinent laws and regulations relating to the anti-money laundering regulations in Macau that have recently been enacted:

Law No. 2/2006, Published in Macau Official Gazette No. 14 of 3 April 2006. This law requires casino operators, concessionaires, sub-concessionaires, gaming promoters and other entities such as financial institutions, insurance companies, exchange houses, money remittance companies and professionals to assist the Macau government in its efforts to combat money laundering activities. Corporate entities and associations are responsible and liable for money laundering when the crime is committed in their name and corporate interest by either (i) their corporate bodies or representatives or (ii) a person under their authority, when the crime became possible by virtue of an unlawful breach of the vigilance or control duties pending on such corporate entity.

Section 34 of the Macau Gaming Law. This section imposes a duty on the external auditors of the concessionaires, sub-concessionaires and managing companies of gaming operations to inform the DICJ and the Finance Department about any facts that may give rise to a suspicion of that entity, the stockholders of that relevant corporate body or their employees of being involved in money laundering.

Section 30 of the Gaming Promoters Regulation. This section provides that the concessionaires and sub- concessionaires must inform the relevant authorities about any fact indicating gaming promoters and their collaborators are involved in acts of money laundering.

Regulation 7/2006. This regulation sets out a number of preventive measures in respect of money laundering and terror financing, establishes identification and verification systems and prescribes sanctions for noncompliance with these provisions. It sets forth a list of authorities that are responsible for monitoring money laundering activities in different professional and business sectors. The DICJ is responsible for monitoring money laundering activities in the gaming industry and oversees the activities of the concessionaires and sub-concessionaires, their gaming service providers and gaming promoters. This regulation also requires the concessionaires and sub-concessionaires, their gaming service providers and gaming promoters to request their respective contracting parties, clients and gaming patrons (collectively, the “Contracting Parties”) to provide identification documents when they are presented with transactions which, due to their nature, complexity, amounts, volume or other unusual features, are suspicious. If any of the Contracting Parties is suspected as acting for or on behalf of another entity, that other entity shall also be identified. All identification documents shall be kept by the concessionaires and sub-concessionaires, their gaming service providers, and gaming promoters for five years and all such transactions shall be recorded in writing with particulars of the nature and purpose of the transaction, the amount involved and the method of payment used. The relevant transaction may not proceed if the requirements for identification documents and written records of the transaction are not satisfied.

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A breach of the provisions of Regulation 7/2006 may attract fines. Where the benefit derived from the prohibited activity exceeds half of the relevant fine limit, such limit shall increase to double the amount of such benefit. The sanctions under Regulation 7/2006 are without prejudice to criminal liability (if any) with respect to the offenses under Law No. 2/2006.

Complementary tax

Income received in Macau is taxable under Macau’s Complementary Tax provisions, irrespective of the beneficiary being an individual or a corporation, its particular line of business, its nationality or domiciliation, without prejudice to the particular deductions and allowances each taxpayer enjoys.

Companies are required to declare their annual profit and such profit is subject to Complementary Tax. If dividend is declared, taxable profit is based on taxable profit (after dividends have been paid). Law No. 17/2012 (the 2013 Budget Law) extends the exempted portion of income to MOP200,000 and determines that the excess of taxable income be taxed at the relevant brackets (9% from MOP200,000 to MOP300,000 and 12% on the excess). These measures implemented through the 2013 Budget Law are extraordinary and there can be no assurances that the exemption limit will increase, decrease or stay at its present level.

These rates apply to the declared taxable profit (gross income less allowable deductions) from all income generating sources, except professional tax and property income, taxed separately under different regulations. Accordingly, dividends received by individuals or corporate shareholders constitute income for the purposes of complementary tax and, likewise, will be subject to the above complementary tax. The Company has not recorded income taxes applicable to undistributed earnings of Macau VIP rooms because it is the present intention of management to reinvest the undistributed earnings indefinitely in Macau.

Non-Macau residents and companies not incorporated in Macau that do not conduct business activities in Macau will usually not be registered with the Macau Financial Services Bureau as taxpayers and therefore will not submit their income tax returns in Macau. The accuracy of income statements may be challenged by the Macau taxation authorities, which will then compute the amounts due on the basis of prior results or estimations. In such event, appeals are available for unsatisfied parties.

Macau import export licensing

The import export activity in Macau of certain products as alcoholic liquor is subject to licensing (Law 7/2003; Chief Executive Order n.º 487/2016). The licenses are non-transmissible, they cap the quantities and limit the variety of the merchandise included in a particular license. Noncompliance with the entry and report requirements may render the importer on criminal liability up to one year and administrative fines for each irregular or non-compliant importation and loss of the merchandise that reverts to the MSAR.

Also, an importer that operates without a license is subject to a fine of MOP50,000 to MOP100,000 and non-compliance with the limits and conditions of the license is liable to a fine from MOP1, 000 to 50, 000 and the exceeding merchandise ceased by the Customs.

Misrepresentation of origin certification, reporting accuracy of documents are all liable to fines and loss of merchandise

Environmental Regulations

All organizations in Macau have to comply with the environmental principles of the environmental protection policy according to the Macau Ordinance, namely in respect of noise, pollution and construction nuisance. IKGH does not believe that it is in violation of any environmental laws.

Labor and Safety Regulations

Pursuant to Macau laws and regulations, Macau employers must register their employees under the mandatory Social Security Fund, make social security contributions for each of its employees and contract insurance to protect the rights and interests of their employees in the event of working accident and/or professional disease. IKGH believes that it is in compliance with all such regulations.

New Smoking Regulations in Macau

The Macau Legislative Assembly has approved a new Smoking Prevention and Tobacco Control law. Under this new law, smoking is not permitted on casino premises except for a separated area of up to 50% of the casino which is open to the public and complies with other requirements to be determined. Casinos had to comply with the smoking ban by January 1, 2013.

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MANAGEMENT

Our director, executive officer and key employees are listed below. Director holds office until the next annual meeting of the Board or until his successors have been duly elected and qualified. Officer is elected by the Board and his term of office is, except to the extent governed by employment contract, at the discretion of the Board.

Name	Age	Position(s)
Son I Tam	37	Sole Director, CEO and CFO

The following is a brief biography of our sole director and executive officer:

Mr. Tam Son I, is the founder and sole director and officer of Companhia De Comercio Luz Limitada since it is incorporation in 2010, which operates wines & liquor trading and sales business in the Macao Special Administrative Region of China. Mr. Tam graduated from Huaqiao University, with the degree of Bachelor of Biological Engineering in 2006 and Postgraduate of Business Management in 2013. He engaged in trading and sales-related works in Macau. With 15 years of wines & spirits distribution and marketing experience, Mr. Tam is committed to managing and operating the business of Companhia De Comercio Luz Limitada.

Election of Officers

Officer is elected by the Board and his term of office is, except to the extent governed by employment contract, at the discretion of the Board.

Board Committees

We currently have a sole director, Son I Tam, therefore we have not established any committees, including an audit committee, a compensation committee, a nominating committee or any committee performing a similar function. The functions of those committees are being undertaken by the sole director.

Involvement in Certain Legal Proceedings

To the best of our knowledge, our director or executive officer has not, during the past ten years:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which such person was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

•	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, by any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its stockholders or persons associated with a stockholder.

Code of Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to our director, officer and all employees.

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EXECUTIVE COMPENSATION

The following table sets forth certain information with respect to compensation for the fiscal years ended December 31, 2020 and 2019 and earned by or paid to the chief executive officer and the chief financial officer of the Company.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Son I Tam	2020	7,511	0	0	0	0	0	0	7,511
CEO and CFO	2019	7,481	0	0	0	0	0	0	7,481

Compensation of Director

For the fiscal years ended December 31, 2020 and 2019, we paid MOP 60,000 (approximately $7,496) each year to Son I Tam in his capacity as our CEO and CFO. Mr. Tam did not receive compensation as a director.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of the date of this prospectus, and as adjusted to reflect the sale of the ordinary shares offered in this offering for

•	each of our director and executive officer who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 60,002,670 ordinary shares issued and outstanding as of the date of this prospectus.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares’ underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them. As of the date of this prospectus, we have a total of 76 shareholders of record, and none of which is located in the United States.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering
	Number	Percent	Number	Percent
Director and Executive Officer:
Son I Tam	54,000,000	90.0%	54,000,000	90.0%

Other 5% Shareholder:
None.

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RELATED PARTY TRANSACTIONS

Son I Tam, the sole director and officer of the Company, has advanced funds to the Company for operating use. The amounts advanced were $4,274,213 and $3,620,274 at December 31, 2020 and 2019, respectively. These advances have no repayment terms, carry no interest and have no maturity date.

Receivables due from related parties

The Company pays certain expenses on behalf of affiliated companies that were under common control of Son I Tan, shareholder and CEO of the Company. The amounts due from these affiliated companies were $1,470,757 and $1,298,253 at December 31, 2020 and 2019, respectively. These advances have no repayment terms, carry no interest and have no maturity date.

LEGAL MATTERS

The validity of the ordinary shares offered in this offering and certain other legal matters as to British Virgin Islands law will be passed upon for us by              , our counsel as to British Virgin Islands law. Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters.

The current address of               is                   . The current address of Ortoli Rosenstadt LLP is 366 Madison Avenue, 3rd Floor, New York, NY 10017.

EXPERTS

The financial statements as of December 31, 2020 and 2019 included in this prospectus have been so included in reliance on the report of TAAD, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of TAAD, LLP is located at 20955 Pathfinder Rd #100, Diamond Bar, CA 91765.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the ordinary shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the ordinary shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ordinary shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

50

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

51

EPSIUM ENTERPRISE LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders of Epsium Enterprise Limited and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Epsium Enterprise Limited and Subsidiaries (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income, stockholder’s equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ TAAD, LLP

We have served as the Company's auditor since 2020

Diamond Bar, California

September 27, 2021

F-2

Epsium Enterprise Limited and Subsidiaries

Consolidated Balance Sheets

	December 31, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$364,526	$80,445
Accounts receivable, net	214,474	381,037
Prepaid expense	2,678,389	837,553
Other receivables	53,240	8,698
Inventories, net	2,380,381	2,690,427
Amount due from related parties	1,470,757	1,298,253
Total current assets	7,161,767	5,296,413

Long-term assets:
Property and equipment, net	70,033	70,061
Leased right-of-use assets	362,330	101,162
Long-term deferred expenses	2,396	2,327
Total long-term assets	434,759	173,550
Total assets	$7,596,526	$5,469,963
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$62,149	$107,243
Short-term loans	233,779	645,068
Advances from customers	360,128	136,987
Employee benefits payable	1,222	591
Taxes payable	271,665	151,084
Other payables	23	2,637
Lease liability - current	79,458	39,328
Amount due to related parties	4,274,213	3,620,274
Total current liabilities	5,282,637	4,703,212

Long-term liabilities:
Lease liabilities non current	297,325	67,292
Total long-term liabilities	297,325	67,292
Total liabilities	5,579,962	4,770,504

Stockholders’ equity:
Ordinary shares (par value $1 per share, 50,000 shares authorized; 1,000 shares issued and outstanding at December 31, 2020 and 2019, respectively	1,000	1,000
Paid-in capital	2,101	2,101
Reserve Capital	1,550	1,550
Accumulated Other Comprehensive Income (Loss)	365,575	(24)
Retained earnings	1,629,828	687,837
Total Epsium stockholders’ equity	2,000,054	692,464
Non-controlling interest	16,510	6,995
Total stockholders’ equity	2,016,564	699,459
Total liabilities and stockholders' equity	$7,596,526	$5,469,963

The accompanying notes are an integral part of the financial statements

F-3

Epsium Enterprise Limited and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income

	Year ended December 31, 2020	Year ended December 31, 2019
Revenue, net	$19,756,780	$7,500,730
Cost of goods sold	17,917,009	6,619,763
Gross profit	1,839,771	880,967

Operating expenses:
Selling and marketing expenses	3,119	4,849
General and administrative expenses	752,714	368,947
Total operating expenses	755,833	373,796

Operating income	1,083,938	507,171
Other expense	12,582	15,341
Income (loss) before provision for taxes	1,071,356	491,830
Provision for income taxes	119,850	50,045
Net income	$951,506	$441,785

Less: net (loss) income attributable to non-controlling interest	9,515	4,418
Net income attributable to Epsium Enterprise Limited	$941,991	$437,367

Other comprehensive income
Foreign currency translation gain (loss)	365,599	(24)
Comprehensive Income attributable to Epsium Enterprise Limited	$1,307,590	$437,343
Earnings per ordinary share
– Basic and diluted	$951.51	$441.79
Weighted average number of ordinary shares outstanding
–Basic and diluted	1,000	1,000

The accompanying Notes are an integral part of the financial statements

F-4

Epsium Enterprise Limited and Subsidiaries

Consolidated Statements of Stockholders’ Equity

December 31, 2020 and 2019

	Ordinary Shares
	Number of Shares	Amount	Paid-in capital	Reserve Capital	Retained Earning	Accumulated Other Comprehensive Income (Loss)	Total Epsium Stockholders' Equity	Noncontrolling Interest	Total Stockholders’ Equity
Balance at December 31, 2018	1,000	$1,000	$2,101	$1,550	$250,470	$(24)	$255,097	2,577	$255,097
Foreign currency translation gain (loss)	–	–	–	–	–	–	–	–	–
Net Income	–	–	–	–	437,367	–	437,367	4,418	441,785
Balance at December 31, 2019	1,000	1,000	2,101	1,550	687,837	(24)	692,464	6,995	699,459
Foreign currency translation gain (loss)	–	–	–	–	–	365,599	365,599	–	365,599
Net Income	–	–	–	–	941,991	–	941,991	9,515	951,506
Balance at December 31, 2020	1,000	$1,000	$2,101	$1,550	$1,629,828	$365,575	2,000,054	16,510	$2,016,564

The accompanying Notes are an integral part of the financial statements

F-5

Epsium Enterprise Limited and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31, 2020	Year ended December 31, 2019
Cash flows from Operating Activities
Net income	$951,506	$441,785
Adjustments to Reconcile Net Income to Net Cash Used In Operating Activities：
Depreciation	20,936	18,158
Changes in operating assets and liabilities：
Long-term deferred expenses	(57)	7,538
Inventories	323,032	(326,762)
Accounts receivable	168,335	(131,542)
Prepayments	(1,835,725)	713,760
Other receivables	(44,476)	(977,878)
Lease right-of-use assets	(260,529)	39,160
Long-term deferred expenses	–	(7,618)
Accounts payable	(45,583)	49,796
Advances from customers	222,348	(932,996)
Employee benefits payable	628	(9,313)
Taxes and surcharges payable	119,776	49,959
Lease liabilities	269,493	(33,702)
Other payables	(2,626)	505,653
Net cash flows used in operating activities	(112,942)	(594,002)
Cash flows from investing activities：
Cash paid for property and equipment	(20,565)	(72,854)
Net cash flows used in investing activities	(20,565)	(72,854)

Cash Flow from Financing Activities:
Due from related parties	(166,061)	–
Receipts from related parties	997,324	–
(Repayments to) proceeds from bank loans	(414,217)	645,068
Net cash provided by financing activities	417,046	645,068

Effect of exchange rate change on cash and restricted cash	542	–

Net increase (decrease) in cash and cash equivalents	284,081	(21,788)

Cash at the Beginning of the Year	80,445	102,333
Cash at the End of the Year	$364,526	$80,545

Supplemental Disclosures of Cash Flow Information:
Cash Paid During the Year for:
Interest	–	5,520
Taxes	$–	$–

The accompanying Notes are an integral part of the financial statements

F-6

EPSIUM ENTERPRISE LIMITED AND SUBSIDIARIES

Notes to the Financial Statements

(All amounts in USD unless otherwise stated)

1. Organization

Shengtao Investment Development Limited (“Shengtao”) was established on March 24, 2020 in British Virgin Islands. On April 23, 2021, Shengtao changed its name to Epsium Enterprise Limited (“Epsium BVI” “the Company” “us” “we”).

Epsium Enterprise Limited (“Epsium HK”) was set up on March 12, 2020 in Hong Kong, SAR China. On March 12, 2020, Mr. Chi Long Lou acquired 100% and 10,000 shares of Epsium HK by paying HK$ 10,000. On May 17, 2021, Epsium BVI purchased 8,000 shares of Epsium HK from Mr. Chi Long Lou by paying HK$8,000. On May 17, 2021, Mr. Son I Tam who is the CEO of the Company purchased 1,900 shares of Epsium HK from Mr. Chi Long Lou by paying HK$ 1,900. An individual Mr. Lou Chi Long owns 1% of Epsium HK.

Companhia de Comercio Luz Limitada (“Luz”) was established in 2010, is a limited liability Company, with a share capital of MOP25,000. It is a Macau registered company with an office address in Alameda Dr. Carlos D’assumpcao, Edf China Civil Plaza 235-243, 14 Andar P, Macau.

On May 12, 2021, Epsium HK acquired 80% of all outstanding shares of Luz at no cost. Son I Tam, the CEO of the Company, has the remaining 20% shares of Luz.

The consolidated financial statements presented herein consolidate the financial statements of Epsium, with the financial statements of its subsidiaries in the following structure chart:

F-7

The Company's business focused on import trading and distribution of wines & spirits. The products available for sale come from France, Chile, Australia, China, USA and Scotland, etc. The brands include Remy Martin Cognac, Cointreau, Piper Heidsieck Champagne, French Fine Wines (Petrus, Lafite, Latour, Mouton, Margaux, Lynch Bages), Xijiu, Wuliangye, Moutai, and Red & White Wines, etc. All products are sold to the customers through formal and legal channels on the premise of original imported basis. The distribution channels of the Company cover most of the areas in Macau, including the chain supermarkets, stores, clubs, restaurants, food courts, bars, hotels and major Gaming companies.

The COVID-19 pandemic is currently impacting countries, communities, supply chains and markets as well as the global financial markets. Governments have imposed laws requiring social distancing, travel bans and quarantine, and these laws may limit access to the Company’s facilities, management, support staff and professional advisors. These factors, in turn, may not only impact the Company’s operations, financial condition and demand for the Company’s goods and services, but the Company’s overall ability to react timely to mitigate the impact of this event.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

The consolidated financial statements of the Company reflect the principal activities of the Company and its subsidiaries, Epsium HK and Luz. All intercompany transactions and balances have been eliminated upon consolidation.

The combination the Company and its subsidiaries are considered under common control. The method used to present a common-control transaction that results in a change in the reporting entity is pooling of interests. A pooling of interests was a method of accounting for a merger of the businesses. The assets and liabilities and operations of the businesses were combined at their historical carrying amounts, and all historical periods were adjusted as if the businesses had always been combined. Similarly, in a common-control transaction, the receiving entity retrospectively adjusts its financial statements to include the transferred net assets and any related operations for all periods for which the entities or net assets were under common control.

Basis of Presentation and Organization

The financial statements of the Company for the years ended December 31, 2020 and December 31, 2019 have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP)

Cash and Cash Equivalents

The Company considers cash and all highly liquid debt instruments with a maturity date of three months or less (at date of purchase) to be cash and cash equivalents.

Accounts Receivable

Accounts receivable represents amounts due from marketing, sale and distribution of the wine products and are recorded net of allowance for doubtful accounts.

The Company markets, sells and distributes wine products, such receivables are recorded as account receivable.

Other than the accounts receivable arising from the marketing, sale and distribution of wine products, the Company considers many factors in assessing the collectability of its account receivable, such as the age of the amounts due, the payment history, creditworthiness and financial conditions of the customers and industry trend, to determine the allowance percentage for the overdue balances by age. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debt and actual bad debts. If there is strong evidence indicating that the accounts receivable are likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

F-8

The accounts receivable with the collection period over one year are classified into other non-current assets in the balance sheets. Allowance for bad debts as of December 31, 2020 and 2019 were $0 and $0, respectively.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant accounting estimates are used for, but not limited to, realization of deferred tax assets, recoverability of the carrying value of long-lived assets, allowance for doubtful accounts, slow-moving and obsolete inventory reserve, depreciable lives of property and equipment and the discount rate for leases, Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the financial statements in the period they are determined.

Revenue Recognition

On January 1, 2018, the Company adopted Financial Accounting Standards Board, or FASB, Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, or ASC 606, using the modified retrospective method.

The Company earns revenues through the marketing, sale and distribution of wine products. Effective January 1, 2018, the Company adopted ASC 606 and recognizes revenue at the point in time when control of the products is transferred to the customer at the estimated net consideration for which collection is probable, taking into account the customer's rights to rights to return unsold product. Transfer of control occurs either when products are shipped to or received by the distributor or direct customer, based on the terms of the specific agreement with the customer, if the Company has a present right to payment and transfer of legal title and the risks and rewards of ownership to the customer has occurred. For most of the Company's product sales, transfer of control occurs upon shipment to the distributor or direct customer. In assessing whether collection of consideration from a customer is probable, the Company considers the customer's ability and intention to pay that amount of consideration when it is due. Payment of invoices is due as specified in the underlying customer agreement, typically 30 days from the invoice date, which occurs on the date of transfer of control of the products to the customer. Since payment terms are less than a year, the Company has elected the practical expedient and does not assess whether a customer contract has a significant financing component.

A five-step approach is applied in the recognition of revenue under ASC 606: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

In accordance with ASC 606, the Company evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Company is a principal, that the Company obtains control of the specified goods or services before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When the Company is an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, the revenues should be recognized in the net amount for the amount of commission which the Company earns in exchange for arranging for the specified goods or services to be provided by other parties. Revenues are recorded net of value-added taxes.

The Company recognizes the products revenues from retail business on a gross basis as the Company is acting as a principal in these transactions is responsible for fulfilling the promise to provide the specified goods.

Leases

Before January 1, 2019, the Company adopted ASC Topic 840 (“ASC 840”), Leases, and each lease is classified at the inception date as either a capital lease or an operating lease.

F-9

The Company adopted the new lease accounting standard, ASC Topic 842, Leases (“ASC 842”), from January 1, 2019 using the modified retrospective transition approach through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedients. The Company categorizes leases with contractual terms longer than twelve months as either operating or finance lease. However, the Company has no finance leases for any of the periods presented.

Right-of-use (“ROU”) assets represent the Company’s rights to use underlying assets for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the lease at the commencement date. As the implicit rate in lease is not readily determinable for the Company’s operating leases, the Company generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company accounts for lease and non-lease components separately.

Comprehensive income/(loss)

Comprehensive income/(loss) is defined as changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments from stockholders and distributions to stockholders. Comprehensive income/(loss) for the periods presented includes net income/(loss), change in unrealized gains/(losses) and foreign currency statement translation gains/(loss).

Fair Value Measurements

The Company applies the provisions of ASC 820-10, “Fair Value Measurements and Disclosures.” ASC 820-10 defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. For certain financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable and short-term debt, the carrying amounts approximate fair value due to their relatively short maturities. The carrying amounts of the long-term debt approximate their fair values based on current interest rates for instruments with similar characteristics.

The three levels of valuation hierarchy are defined as follows:

Level 1: Valuations consist of unadjusted quoted prices in active markets for identical assets and liabilities and has the highest priority;

Level 2: rely on quoted prices in markets that are not active or observable inputs over the full term of the asset or liability;

Level 3: Valuations are based on prices or third party or internal valuation models that require inputs that are significant to the fair value measurement and are less observable and thus have the lowest priority.

The Company has determined the appropriate level of the hierarchy and applied it to its financial assets and liabilities. At December 31, 2020 and 2019, there were no assets or liabilities carried or measured at fair value. Accounts receivable and accounts payable are measured at amortized cost. Some of the Company’s financial instruments are not measured at fair value on a recurring basis but are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: cash and cash equivalents, net receivables, prepaid expense, accounts payable, and other current liabilities.

Advertising Expense

Advertising costs are expensed as incurred. For the years ended December 31, 2020 and 2019, the Company incurred advertising costs of approximately $826 and $2,989, respectively.

F-10

Inventories

The Company values its inventories at the lower of cost or net realizable value. Net realizable value is based on estimated selling prices less further costs expected to be incurred for completion and disposal. Inventories are the finished goods or commodities that the Company holds to sell. Inventories include finished goods (commodities) and costs to fulfil contracts etc.

The Company used weighting average method for the inventories. Inventory reserves are provided to cover risks arising from slow-moving items. The estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions.

At each balance sheet date, inventories are measured at the lower of cost and net realizable value. When the cost of inventory exceeds its net realizable value, provision for diminution in value of inventories is recognized. The Company usually recognizes provision for diminution in value of inventories on the basis of a single inventory item. For the inventory items of large quantity and low price, the Company recognizes provision for diminution in value of inventories based on inventory categories.

The Company adopts the perpetual inventory system. Low-cost consumables and packaging materials are amortized by the once-off amortization method.

Foreign Currency Translation

The reporting currency of the Company is U.S. dollars. The Company uses MOP as its functional currency. The results of operations and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at the unified exchange rates at the balance sheet dates, and equity is translated at the historical exchange rates. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding accounts on the balance sheets. Translation adjustments resulting from this process are included in accumulated other comprehensive income in the statements of stockholders’ equity.

Luz’s functional currency is MOP. Assets and liabilities were translated at 7.98 MOP and 8.02 MOP to $1.00 at December 31, 2020 and 2019, respectively. The equity accounts were stated at their historical rates. The average translation rates applied to income statements for the years ended December 31, 2020 and 2019 were 7.99 MOP and 8.02 MOP to $1.00, respectively. Cash flows are also translated at average translation rates for the period; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Epsium HK’s functional currency is HKD. Assets and liabilities were translated at 7.75 HKD to $1.00 at December 31, 2020. The equity accounts were stated at their historical rates. The average translation rates applied to income statements for the year ended December 31, 2020 was 7.76 HKD. Cash flows are also translated at average translation rates for the period; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Translation adjustments for the years ended December 31, 2020 and 2019 were $365,599 and $(24), respectively. The cumulative translation adjustment and effect of exchange rate changes on cash for the years ended June 30, 2020 and 2019 were $365,575 and $(24), respectively. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Non-Controlling Interest

Non-controlling interest represents the portion of equity that is not attributable to the Company. The net income (loss) attributable to non-controlling interests are separately presented in the accompanying statements of income and other comprehensive income. Losses attributable to non-controlling interests in a subsidiary may exceed the interest in the subsidiary’s equity. The related non-controlling interest continues to be attributed its share of losses even if that attribution results in a deficit of the non-controlling interest balance.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

F-11

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption under ASC 740 effected the tax liabilities from uncertain income tax position on the Company’s financial statements.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and impairment. Fixed assets are stated at cost less accumulated depreciation and impairment. Fixed assets are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful lives
Motor Vehicle	5 years
Renovation	5 years
Equipment	5 years
Furniture & Fixture	5 years

Repairs and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of fixed assets are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the statements of operations and comprehensive income/(loss)

Impairment of Long lived assets

Long-lived assets, which include equipment and amortizable intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that an asset may not be recoverable. Long-lived assets evaluated for impairment are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest charges) is less than the carrying value of the assets, the assets are written down to the estimated fair value, and such loss is recognized in income from continuing operations in the period in which the determination is made. Management has determined that no impairment of long-lived assets exists as of December 31, 2020 and 2019.

Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-2, Leases (Topic 842) which will require lessees to recognize on the consolidated balance sheet the assets and liabilities for the rights and obligations created by those leases with term of more than twelve months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. The new ASU will require both types of leases to be recognized on the consolidated balance sheet. The ASU also will require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements, providing additional information about the amounts recorded in the consolidated financial statements. The ASU became effective for fiscal years beginning after December 15, 2018 and for interim periods within those fiscal years.

The Company adopted the new lease accounting standard, ASC Topic 842, Leases (“ASC 942”), from January 1, 2019 using the modified retrospective transition approach through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedients. The Company categorizes leases with contractual terms longer than twelve months as either operating or finance lease. However, the Company has no finance leases for any of the periods presented.

In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2016-08, “Revenue from Contracts with Customers - Principal versus Agent Considerations”, in April 2016, the FASB issued ASU No. 2016-10, “Revenue from Contracts with Customers (Topic 606) - Identifying Performance Obligations and Licensing” and in May 9, 2016, the FASB issued ASU No. 2016-12, “Revenue from Contracts with Customers (Topic 606)”, or ASU 2016-12. This update provides clarifying guidance regarding the application of ASU No. 2014-09 - Revenue From Contracts with Customers which is not yet effective. These new standards provide for a single, principles-based model for revenue recognition that replaces the existing revenue recognition guidance. In July 2015, the FASB deferred the effective date of ASU 2014-09 until annual and interim periods beginning on or after December 15, 2017. It has replaced most existing revenue recognition guidance under U.S. GAAP. The ASU may be applied retrospectively to historical periods presented or as a cumulative-effect adjustment as of the date of adoption.

F-12

The Company adopted Topic 606 using a modified retrospective approach and was applied prospectively in the Company’s financial statements from January 1, 2018 forward. The Company recognizes revenue at the point in time when control of the products is transferred to the customer at the estimated net consideration for which collection is probable, taking into account the customer's rights to rights to return unsold product.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

3. Prepaid expense

Prepayments consisted of the following:

	As of December 31,
	2020	2019
Advance payment	$2,678,389	$837,553

Advance payment are primarily prepayment is the inventory purchase payment paid to the supplier. Due to the frequent purchases with the supplier, a part of the payment is usually required.

4. Other receivables

Other receivables consisted of the following:

	As of December 31,
	2020	2019
Deposit	$53,241	$8,698

Other receivables are rental deposit for office and warehouse.

5. Inventories, Net

Inventories, net consist of the following:

	As of December 31,
	2020	2019
Finished goods	$2,380,381	$2,690,427
Total	2,380,381	2,690,427
Less: valuation allowance	–	–
Inventories, net	$2,380,381	$2,690,427

6. Property and equipment, net

Fixed Assets consist of the following:

	As of December 31,
	2020	2019
Leasehold improvement	$33,215	$16,259
Furniture & Fixture	4,561	2,023
Equipment	6,086	4,899
Motor Vehicle	69,877	69,536
Total	113,739	92,717
Less: accumulated depreciation	43,706	22,656
Net book value	$70,033	$70,061

F-13

Depreciation expenses were $20,936 and $18,158 for the years ended December 31, 2020 and 2019, respectively.

7. Short-term loans

Short-term loans as of December 31, 2020 and 2019 amounted to $233,779 and $645,068, respectively, which consisted of loans from overdraft accounts with financial institutions. All of these loans were Credit loans guaranteed by Son I Tam, a stockholder of the Company, and were repayable within one year. The weighted average interest rate for the outstanding loans as of December 31, 2020 and 2019 was approximately 4.25% and 5.375% per annum, respectively. For the years ended December 31, 2020 and 2019, the Company incurred interest expense of $9,001 and $12,266, respectively.

8. Income Taxes

British Virgin Islands Tax

Under the current British Virgins Islands laws, the Company is not subject to tax on income or capital gain.

Macau Tax

Macau enterprise income tax is calculated based on the Enterprise Income Tax Law (the “EIT Law”). Under the EIT Law, when the net income is less than $75,115 (MOP 600,000), no tax is levied. When the income exceeds $75,115 (MOP 600,000), the income tax is calculated at 12% for the excess.

The income taxes (benefit) provision for the years presented is as follows:

	As of December 31,
	2020	2019
Current	$119,850	$50,045
Income taxes (benefit) provision	$119,850	$50,045

A reconciliation of the provision for income taxes determined at the statutory income tax rate to the Company’s income taxes is as follows:

	As of December 31,
	2020	2019
Income before provision for taxes	$1,071,356	$491,830
Macau corporate income tax rate	12%	12%
Income tax benefit computed at Macau statutory corporate income tax rate	128,563	59,020
Reconciling items:
Income not subject to income tax	(8,713)	(8,975)
Uncertain tax positions	–	–
Income taxes provision	$119,850	$50,045

9. Operating Leases

The Company has entered into a lease agreement for its office with a lease period ranging from August 2017 to August 2022. Total commitment for the full term of the lease will be $155,059. The contract does not stipulate lease option extension. The Company uses the bank loan interest rate as the discount rate.

Year Ended December 31, 2020
Lease Cost
Operating lease cost (included in general and administration in the Company’s consolidated statement of operations)	$39,362

Other Information
Cash paid for amounts included in the measurement of lease liabilities for the year ended December 31, 2020	$42,949
Remaining lease term – operating leases (in years)	1.58
Average discount rate – operating leases	5.38%

F-14

The Company has entered into a lease agreement for its warehouse with a lease period ranging from May 2020 to April 2027. Total commitment for the full term of the lease will be $331,650. The contract does not stipulate lease option extension.  The Company uses the bank loan interest rate as the discount rate.

Year Ended December 31, 2020
Lease Cost
Operating lease cost (included in general and administration in the Company’s consolidated statement of operations)	$31,573

Other Information
Cash paid for amounts included in the measurement of lease liabilities for the year ended December 31, 2020
$35,109
Remaining lease term – operating leases (in years)	6.33
Average discount rate – operating leases	5.25%

	As of December 31,
	2020	2019
Right-of-Use assets	$362,330	$101,162
Total operating lease assets	$362,330	$101,162

Short-term operating lease liabilities	$79,458	$39,328
Long-term operating lease liabilities	297,325	67,292
Total operating lease liabilities	$376,783	$106,620

Maturities of the Company’s lease liabilities are as follows:

Operating Leases
Years ending December 31,
2021	$97,390
2022	83,408
2023	57,454
2024	57,454
2025 and after	140,444
Total lease payments	436,150
Less: Imputed interest/present value discount	59,367
Present value of lease liabilities	$376,783

10. Concentration of customers and suppliers

The Company has a concentration of its revenues with specific customers. For the year ended December 31, 2020, two customers accounted for 28.3% and 16.9% of total revenue, respectively. For the year ended December 31, 2019, three customers accounted for 60.0%, 14.1% and 10.6% of total revenue, respectively. As of December 31, 2020, three customers’ account receivable accounted for 31.2%, 18.3%, and 14.8% of the total outstanding accounts receivable balance, respectively. As of December 31, 2019, two customer’s account receivable accounted for 19.0% and 18.0% of the total outstanding accounts receivable balance, respectively.

For the year ended December 31, 2020, the Company purchased approximately 42.4% and 38.1% of its inventory from two suppliers. For the year ended December 31, 2019, the Company purchased approximately 83.8% of its inventory from one supplier. As of December 31, 2020, accounts payable to two major suppliers accounted for 34.0% and 28.1% of the total accounts payable outstanding. As of December 31, 2019, accounts payable to one major supplier accounted for 99.9% of the total accounts payable outstanding.

F-15

A loss of either of these customers or suppliers could adversely affect the operating results or cash flows of the Company.

11. Related Party Transactions

Related Party Advances

Son I Tam, a stockholder of the Company, has advanced funds to the Company for operating use. The amounts advanced were $4,274,213 and $3,620,274 at December 31, 2020 and 2019, respectively. These advances have no repayment terms, carry no interest and have no maturity date.

Receivables due from related parties

The Company pays certain expenses on behalf of affiliated companies that were under common control of Son I Tam, a stockholder of the Company. The amounts due from these affiliated companies were $1,470,757 and $1,298,253 at December 31, 2020 and 2019, respectively. These advances have no repayment terms, carry no interest and have no maturity date.  These affiliated companies are independently operated and do not rely on Epsium for operation.

12. Stockholders’ Equity

The Company is authorized to issue 50,000 shares of common stock shares with $1 par value. 1,000 shares were issued and outstanding as of December 31, 2020 and 2019, respectively.

On March 24, 2020, the Company issued 510 shares of common stock to Ruo Hong, Chen and issued 490 shares to Son I Tam. On April 8, 2021, Son I Tam acquired 510 shares from Ruo Hong, Chen.

13. Subsequent Events

On April 8, 2021, Son I Tam acquired 510 shares from Ruo Hong, Chen.

On April 23, 2021, the Company changed its name to Epsium Enterprise Limited.

On May 17, 2021, Epsium BVI purchased 8,000 shares of Epsium HK from Mr. Chi Long Lou by paying HK$ 8,000. On May 17, 2021, Mr. Son I, Tam who is the CEO of the Company purchased 1,900 shares of Epsium HK from Mr. Chi Long Lou by paying HK$ 2,000. After the purchases, Epsium BVI owns 80% of Epsium HK, Mr. Son I, Tam owns 19% of Spsium HK, and Mr. Chi Long Lou owns 1% of Epsium HK. The Company and its subsidiaries are considered under common control. The combination the Company and its subsidiaries are considered under common control. The method used to present a common-control transaction that results in a change in the reporting entity is pooling of interests. A pooling of interests was a method of accounting for a merger of the businesses. The assets and liabilities and operations of the businesses were combined at their historical carrying amounts, and all historical periods were adjusted as if the businesses had always been combined. Similarly, in a common-control transaction, the receiving entity retrospectively adjusts its financial statements to include the transferred net assets and any related operations for all periods for which the entities or net assets were under common control.

In August 2021, the Company increased its authorized shares from 50,000 shares to 1,000,000,000 shares, including 800,000,000 ordinary shares and 200,000,000 preferred shares. The par value is also change from $1.00 to $0.00002 per share.

F-16

6,002,670 ordinary shares

Epsium Enterprise Ltd.

PROSPECTUS

No dealer, sales representative or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of any offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information set forth herein is correct as of any time subsequent to the date hereof.

The Date of This Prospectus Is: ________, 2021

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association, which will become effective upon completion of this offering, provide to the extent permitted by law that we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former secretary’s or officer’s duties, powers, authorities or discretions; and

(b) without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the British Virgin Islands or elsewhere.

No such existing or former secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former secretary or any of our officers in respect of any matter identified in the above on condition that the secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the secretary or officer for those legal costs.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

Founding Transactions

On March 24, 2020, the Company issued 1,000 ordinary shares to two founders for an aggregate consideration of $1,000. On August 26, 2021, the Company increased its authorization from 50,000 shares to 1,000,000,000 shares. Concurrently, the previously issued 1,000 shares were cancelled and the Company re-issued a total of 50,000,000 ordinary shares. On August 26, 2021, the Company issued additional 4,000,000 shares to Son I Tam, our sole director and officer, for a total of $80, at par value for each share. The transaction was not registered under the Securities Act of 1933, as amended, in reliance on an exemption from registration set forth in Section 4(a)(2) thereof.

Private Placement Financings

From September 7 to September 15, 2021, we entered into subscription agreements and registration rights agreements, pursuant to which we sold through a Regulation S offering a total of 6,002,670 ordinary shares to 75 shareholders, at a price of $0.02 per share, for an aggregate purchase price of $120,053.40. The transactions were not registered under the Securities Act in reliance on an exemption from registration set forth in Regulation S promulgated hereunder as a transaction by the Company not involving any public offering, because the securities were sold in an offshore transaction by a foreign issuer, to foreign investors, not using any directed selling efforts in the United States. These securities may not be offered or sold in the United States in the absence of an effective registration statement or an exemption from the registration requirements under the Securities Act.

II-1

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any Prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

II-2

i.	Any Preliminary Prospectus or Prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing Prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	The portion of any other free writing Prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

5.	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: each Prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than Prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or Prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or Prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or Prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

II-3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Macau, SAR China, on September 27, 2021.

Epsium Enterprise Limited.

By:	/s/ Son I Tam
Son I Tam
Chief Executive Officer, Chief Financial Officer and Sole Director
(Principal Executive Officer and Principal Accounting and Financial Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on September 27, 2021.

By:	/s/
Name:
Title: Authorized Representative

II-4

EXHIBIT INDEX

Exhibit No.	Description
3.1*	Memorandum and Articles of Association of Epsium Enterprise Ltd.
5.1**	Opinion of , British Virgin Islands counsel of Epsium Enterprise Ltd., as to the validity of the ordinary shares
10.1*	Form of Private Placement Subscription Agreement
21.1*	List of subsidiaries
23.1*	Consent of TAAD LLP
23.2**	Consent of , British Virgin Islands counsel of Epsium Enterprise Ltd. (included in exhibit 5.1)

* filed herewith.

** to be filed by amendment.

II-5